ANNEX 1

(1) 78,333,333 of the Stacks Tokens will be offered at a discounted purchase price of $0.12 per token. 62,000,000 Stacks Tokens, will be offered at a purchase price of $0.30 per token. Up to 40,000,000 tokens may be sold for non-cash consideration. The price of the Stacks Tokens distributed under the App Mining program in exchange for non-cash consideration will initially be deemed to be $0.30 per token but may fluctuate. For more details, please see the section of this offering captioned "*Plan of Distribution.*" The aggregate offering price that we receive in this offering will not exceed $50,000,000, provided that the proportion of this aggregate offering price received in cash and non-cash consideration may vary based on the sales made in the cash offering and any changes in the price of Stacks Tokens issued in the App Mining program; however, we will not sell more than $38,000,000 in Stacks Tokens in the cash offering. For more details, please see the section of this offering circular captioned "*Plan of Distribution*." The number of tokens allocated to the voucher program is based on indications of interest solicited and received from holders of vouchers between May 17 and May 28, 2019, in accordance with Rule 255 under the Securities Act. We have also solicited indications of interest in accordance with Rule 255 from potential purchasers in the general offering, which are filed as exhibits to this offering statement. Such a reallocation would not affect the number of tokens offered through the App Mining program. We may also increase or decrease the purchase price per token included in the general offering; such an increase would also decrease the aggregate number of tokens included in this offering by requiring us to either register fewer tokens in the general offering, or reallocate tokens from the general offering to ensure that the aggregate offering price in this offering does not exceed $40,000,000. As we intend to keep the aggregate offering price of tokens included in the App Mining program constant at $12,000,000 regardless of any of the above adjustments, but would increase the deemed price of the tokens offered through App Mining to match the offering price in the general offering, an increase in the purchase price per token included in the general offering would also result in fewer tokens being offered through the App Mining program. We intend to disclose the final allocation and purchase price either in a pre-qualification amendment to our offering circular or, if the allocations are finalized or changed following qualification, pursuant to a post-qualification supplement filed under Rule 253(g)(2) or a post-qualification amendment, depending upon the facts and circumstances at the time of the filing.

(2) This is a "best efforts" offering. There is no minimum number of Stacks Tokens that must be sold in this offering, other than that each investor in the cash offering must invest at least $100, which may be waived by the Company.

(3) Before deducting expenses, estimated to be approximately $2.8 million including legal fees, accounting fees, printer costs software and web development costs, investor verification services, and advertising and marketing expenses related to the offering. For more information about the expenses of this offering, please see the section of this offering circular captioned "*Plan of Distribution*."

Investing in the Stacks Tokens is speculative and involves substantial risks. You should purchase the Stacks Tokens only if you can afford a complete loss of your investment. See "*Risk Factors*" beginning on page 19 to read about the more significant risks you should consider before buying our Stacks Tokens.

We anticipate that the offering of Stacks Tokens through each of the voucher program, general offering and App Mining program will commence within two calendar days after the offering statement in which this offering circular is included has been qualified by the U.S. Securities and Exchange Commission (the "**Commission**" or the "**SEC**"). The offering under the voucher program and the general offering will continue for, at most, 60 calendar days following the commencement of this offering; we may also terminate the cash offering at an earlier time if the general offering has been fully subscribed and the voucher program is either fully subscribed or we have determined, in our discretion, that no additional voucher holders are expected to subscribe to the offering. The Stacks Tokens that are being offered under the App Mining program will be offered until the earliest of the following: (i) the date on which 40 million Stacks Tokens have been distributed through the App Mining program, (ii) the date on which the offering of any additional Stacks Tokens would cause the "aggregate offering price" or "aggregate gross sales" in this offering, as those terms are defined under Rule 251(a) of the Securities Act, to exceed $50,000,000, which may occur if the deemed price of the Stacks Tokens offered through the App Mining program more than three months following qualification exceeds $0.30, as described in the section of this offering circular captioned "*Plan of Distribution—Valuation of non-cash consideration,*" or (iii) the date that is 14 months following the commencement of this offering.

We are offering the Stacks Tokens in the cash offering through our website at *www.stackstoken.com* where potential investors in the cash offering will be able to review an electronic version of this offering circular and execute a subscription agreement as of the commencement of the cash offering. In order to subscribe to purchase the Stacks Tokens in the cash offering, a prospective investor will be required to electronically complete, sign and deliver to us an executed subscription agreement like the one attached as an exhibit to this offering circular and make arrangements to pay in U.S. dollars, Bitcoin or Ether for its subscription amount in accordance with the instructions provided in the subscription agreement. Additionally, once submitted, an investor's subscription is irrevocable, except for the exceptions noted below. By submitting a subscription agreement none of the investor, or any transferee of Stacks Tokens purchased by the investor will be deemed to have waived their rights against the Company under the federal securities laws and the rules and regulations thereunder or our obligations to comply with the federal securities laws and the rules and regulations thereunder.

Union Square Ventures, a beneficial owner of approximately 15% of our capital stock and over 5% of the outstanding Stacks Tokens, and an affiliate of a member of our board of directors, has indicated an intent to purchase up to approximately $1 million in Stacks Tokens in the general offering through one or more affiliates. All such tokens will be purchased at the general offering price and on the same terms as the other purchasers in the general offering.

We are offering the Stacks Tokens in the App Mining program through our website at *app.co/mining*, where potential participants in the App Mining program who wish to receive Stacks Tokens will be able to review an electronic version of this offering circular and execute a participation agreement described in the section of this offering circular captioned "*Plan of Distribution—App Mining Program*" as of the commencement of the App Mining program. By submitting a participation agreement, the participants will not be deemed to have waived their rights against the Company under the federal securities laws and the rules and regulations thereunder or our obligations to comply with the federal securities laws and the rules and regulations thereunder. There is currently no underwriter or sales agent for the Stacks Tokens. See the section of this offering circular captioned "*How to Subscribe.*"

There is no minimum number of Stacks Tokens that we must sell in order to conduct a closing in this offering. We intend to engage Prime trust, LLC as escrow agent to hold funds tendered by investors (the "**Cash Escrow Agent**"). We also intend to engage Bitgo Trust Company, Inc. as escrow agent to hold cryptocurrency tendered by investors (the "**Crypto Escrow Agent**," and, together with the Cash Escrow Agent, the "**Escrow Agents**"). Payment for tokens sold through the cash offering will be accepted on a rolling basis during the term of the cash offering; however, we expect the issuance of the Stacks Tokens sold in the cash offering to occur approximately 30 days following the end of the term of the cash offering (the "**Cash Offering Closing**"), at which time we will receive the funds from the Escrow Agent and issue the Stacks Tokens to investors. This will involve a "hard fork" to the Blockstack network (please see the section of this offering circular captioned "*Glossary*" for the definition of a "hard fork"). In the event we experience challenges implementing this hard fork to the Blockstack network for any reason, we reserve the right to extend the date of this closing by an additional 30 days before returning investor funds and allowing investors to revoke subscriptions, by posting a notice to this effect on *www.stackstoken.com*. If, at any time prior to the Cash Offering Closing, Blockstack determines in its reasonable discretion that it expects a significant number of nodes on the network not to adopt the hard fork at the Cash Offering Closing, or that it expects any delays in the settlement of the tokens offered through the cash offering, it will file an offering circular supplement via Rule 253(g)(2) of Regulation A, a Form 1-U and post a notice on its website at *www.stackstoken.com* announcing such determination and in such event, investors will be provided the option to revoke their subscriptions within 10 days following the date of the announcement. Stacks Tokens issued under the App Mining program will be issued on a continuous basis under Rule 251(d)(3) under the Securities Act. For further details please see the section of this offering circular captioned "*Plan of Distribution.*"

We will file Form 1-Us on each of the following days during or immediately after the term of the cash offering: on the day following the first day, if any on which 75% of the tokens in the general offering have been subscribed for, the day following the first day, if any on which 75% of the tokens in the voucher program have been subscribed for, at least five days prior to the day on which we terminate the voucher program at less than full subscription (announcing our intention to do so), and on the day following either the end of the 60-day term of the cash offering or its early termination, disclosing how many tokens were sold in each of the voucher program and the general offering. We will also file a Form 1-U promptly following the Cash Offering Closing disclosing the completion of the sale of those tokens.

Investors will be provided with the opportunity to revoke their subscriptions if Blockstack has determined in its reasonable discretion that it expects a significant number of nodes on the network not to adopt the hard fork at the Cash Offering Closing, if it is unable to complete the Cash Offering Closing within 60 days after the end of the term of the cash offering, or if the investor's subscription is only partially accepted, in each case within 10 days of the investor having been provided notice of this fact.

Most of the Stacks Tokens issued in this offering will also initially be subject to a time lock, as described in the section of this offering circular captioned "*Offering Summary—Unlocking of Stacks Tokens*." This time lock may delay the full release of the Stacks Tokens sold for up to one year and eleven months after purchase (or longer), and until released from this time lock on the schedule described in that section, the tokens cannot be "burned," transferred or otherwise used on the Blockstack network. **Because the time required for the Stacks Tokens to be released from their time lock is ultimately outside of Blockstack's control, Blockstack will not offer investors a right to repayment in the event that Stacks tokens are not released from the time lock on the approximate dates disclosed in this offering circular.**

Concurrently with this offering (potentially commencing prior to its qualification), we intend to sell 40,000,000 Stacks Tokens to non-U.S. persons in a private placement exempt from the registration requirements of the Securities Act under Regulation S promulgated thereunder ("**Regulation S**"). The tokens sold in the concurrent Regulation S offering will be restricted securities and will be sold for delayed delivery and subject to a "transfer lock" that will prevent their transfer from being recorded on the Blockstack network for one year after sale, and will therefore be sold at a sale price discounted from the general offering of $0.25.

An investor who tenders the purchase price in Bitcoin or Ether will suffer a loss if his or her subscription is rejected and the price of Bitcoin or Ether, as applicable, has declined.

If we reject any subscription or if Blockstack is unable to successfully complete a hard fork to facilitate distribution, or a subscription is revoked in such circumstances where that is permitted, all funds received in connection with such subscription will be promptly returned to the investor without interest. Such refund will be paid in the same form and in the same amount as paid by such investor, regardless of a decrease in the US dollar equivalent. For example, an investor who funded 2 Ether will be refunded 2 Ether. Therefore, a decrease in the dollar value of any such cryptocurrency between the date the funds are tendered and the date the funds are returned would result in a loss to the investor.

We are subject to risks associated with our accepting payment for Stacks Tokens in Bitcoin and Ether.

In addition to US dollars, prospective investors may purchase Stacks Tokens with Bitcoin and Ether. However, prices of such cryptocurrencies are known to fluctuate dramatically within short periods of time. Any such fluctuations could reduce dramatically the amount of fiat currency that we receive in exchange for the cryptocurrencies paid by purchasers, which would have an adverse effect on our operations.

In addition, we will ultimately hold and maintain digital wallets that hold Bitcoin and Ether payments that had been made by investors. While we have taken significant measures to secure our systems and digital wallets, payments we receive in cryptocurrencies are subject to potential loss. Our crypto-wallet credentials could be lost or stolen. The wallets in which we receive cryptocurrencies could contain software weaknesses or bugs and may be subject to cyber-attacks and hacks. If any of the foregoing were to occur, it could result in the permanent loss of such cryptocurrencies and have a material adverse effect on us.

Blockstack may not be able to prevent the use of the Stacks Tokens and/or the Blockstack network in connection with criminal activity in the U.S. or elsewhere

Cryptocurrencies have in the past been, and in the future may be, used by bad actors to execute black market transactions, commit fraud, launder funds, evade taxes or economic sanctions, finance terrorism, and other illegal activities. Blockstack will take commercially reasonable steps to identify and prevent money laundering, terrorism-funding activities, and any other illegal activity in connection with the Stacks Tokens and/or the network. These measures include, without limitation, adoption of policies and procedures reasonably designed to prevent certain illegal conduct in connection with the Stacks Tokens and/or Blockstack network. There is no guarantee, however, that such steps will reliably detect or completely eliminate all misuse or attempted misuse of the Stacks Tokens and/or the Blockstack network to facilitate money laundering or other illegal or improper activities. Occurrence of such activities may subject Blockstack to civil penalties and/or criminal liability, may adversely affect Blockstack's reputation, business, and financial condition, and may negatively impact the value of the Stacks Tokens.

There is a risk that banks and other financial institutions may refuse to process transactions for or maintain accounts for entities or individuals transacting in cryptocurrencies

Banks may refuse to provide bank accounts and other banking services to cryptocurrency-related companies or companies that accept cryptocurrencies for reasons that include regulatory requirements or ambiguities and perceived compliance risks or costs. This has caused some providers of cryptocurrency-related services to have difficulty finding financial institutions willing to provide accounts and services to them. Continuation of such difficulties in the future could decrease the viability and adoption of cryptocurrencies as a means of payment, harm public perception of cryptocurrencies, and/or could limit the viability and potential applications of cryptocurrencies. These events could materially and adversely affect the Company, its operations, and financial condition.

We have sold a significant number of tokens at prices lower than both the price at which we will offer tokens in the voucher program and the general offering, and many of these tokens will be transferable at the time the offering is completed. If a trading market develops for the tokens, holders of these tokens may have an incentive to sell the tokens at a price less than the price you have paid for your tokens, in particular if you have purchased tokens in the general offering.

As disclosed in the section of this offering circular captioned "*Offering Summary—Other Token Sales,*" we have sold 395,183,186 Stacks Tokens to accredited investors and qualified purchasers at a price of $0.12, significantly less than the price at which tokens will be sold in the general offering. 78,333,333 tokens will be sold at this price in the voucher program. In addition, we have sold and delivered approximately 178,642,000 Stacks Tokens to the founders of Blockstack PBC, Ryan Shea and Muneeb Ali, and 108,493,373 tokens to other stockholders of Blockstack PBC, together with their respective affiliates. The Stacks Tokens purchased by the founders and stockholders, which were sold at a time prior to the publication of any white paper regarding the tokens or any code had been written for the Stacks blockchain, were purchased at a price of $0.00012, significantly lower than the prices at which the tokens are being sold in this offering. None of these tokens remain subject to the transfer locks under which they were placed upon their sale although a significant portion of these tokens remain subject to a time lock. The tokens sold to the founders and stockholders are subject to an approximately three-year time lock that started at the date of the genesis block in November 2018. Approximately 55,831,878 of the tokens sold to the founders and stockholders are transferable (i.e., free of any time lock or transfer lock) as of the date hereof, and we estimate that one-third of these tokens will have been released from time lock as of the end of October of this year, two-thirds will have been released from time lock as of the end of October 2020, and all of them will have been released from time lock as of the end of October 2021. Furthermore, approximately 58,579,720 of the tokens sold to stockholders were sold to non-affiliates of Blockstack, and are not subject to the restrictions on resale applicable to affiliates under Rule 144. The tokens sold to accredited investors and qualified purchasers are subject to an approximately two-year time lock that started at the date of the genesis block in November 2018. Of the tokens sold to accredited investors and qualified purchasers, approximately 107,970,096 are transferable as of the date hereof, and we estimate that 185,091,593 of these tokens will have been released from time lock as of the end of October of this year, and all but 25,000,000 of them will have been released from time lock as of the end of October 2020 (these 25,000,000 tokens will be released from time lock over an additional two years). Furthermore, all but 12,500,000 of the tokens sold to accredited investors and qualified purchasers were sold to non-affiliates. Finally, if Blockstack Employee LLC is liquidated as planned, we estimate an additional 5,534,869 of the tokens distributed to current and former employees at that time will be vested and not be subject to any time lock or other restriction on their transfer, with an additional 57,483,480 tokens distributed to employees that are subject to time lock or restricted from transfer due to having not vested; these transfer restrictions that would be eliminated on a monthly basis until, we estimate, October 2021, in the case of the time lock, and in the case of the vesting restrictions, on a generally four-year schedule from each award's applicable vesting commencement date. If the holders of these tokens were to sell their token holdings on the market, it is possible that such sales could depress the market price of Stacks Tokens below the prices at which they are sold in this offering, thereby causing the value of your Stacks Tokens to decrease.

Investors in this offering and participants in the App Mining Program may not be entitled to a jury trial with respect to claims arising under the subscription agreement or participation agreement and may also be required to submit such claims to arbitration, which could result in less favorable outcomes to the plaintiff(s) in any action under either agreement.

Investors in the cash offering will be bound by the subscription agreement, and participants in the App Mining program will be bound by the participation agreement. Each of these agreements includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the particular agreement and may also be required to submit such claims to arbitration, other than with respect to US federal and state securities laws. Participants also agree not to bring any claims subject to mandatory arbitration as a class.

If we opposed a court proceeding based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. We note that, despite the *AT&T Mobility v. Concepcion*, 563 U.S. 321 (2011) case in which the U.S. Supreme Court affirmed the enforceability of AT&T's arbitration agreement's class action waiver, the enforceability of mandatory arbitration and class action waiver have recently been under review by various state and federal courts, and courts have limited these provisions' reach in various circumstances (see e.g., *Richard E. Scotti v. Tough Mudder, Inc.,* N.Y. Slip Op No. 29098, 2019 WL 1511148 (N.Y. Sup. Ct., March 29, 2019)). We anticipate, given the history of courts' close scrutiny of individual-facing arbitration provisions and class action waivers, that future courts will continue to review and consider the enforceability of such provisions and, as courts continue to evolve their thinking on this issue, it is possible that certain state or federal courts may further limit the enforceability of such provisions. For further discussion, see the section of this offering circular captioned "*Plan of Distribution—Arbitration, Waiver of Jury Trial, and Waiver of Class Action*." However, we believe that a contractual mandatory arbitration provision and pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware and the State of New York, which governs the subscription and participation agreements, by a federal or state court in the State of Delaware and the State of New York. In determining whether to enforce a contractual mandatory arbitration provision pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription and participation agreements.

If you bring a claim against Blockstack in connection with matters arising under the subscription agreement or participation agreement other then under US federal and state securities laws, you may therefore not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against Blockstack under the subscription agreement or participation agreement, it may be heard only by an arbitrator or arbitrators, which would be conducted according to different procedures and may result in different outcomes than a trial by jury or a trial by judge would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision or arbitration is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. Furthermore, by agreeing to the provision, investors will not be deemed to have waived Blockstack's compliance with the federal securities laws and the rules and regulations promulgated thereunder or any rights held by the investor or participant federal securities laws and the rules and regulations thereunder.

Purchasers of Stacks Tokens from investors in this offering via secondary transactions will not be bound by the subscription agreement or participation agreement and the corresponding waiver provisions referenced above.

You may be liable for any inaccurate information you provide in your subscription agreement if you purchase Stacks Tokens in the cash offering, and you may be required to indemnify Blockstack in connection with your application if you participate in the App Mining program.

Investors in the cash offering are required to execute a subscription agreement, in which they agree they are liable for any and all damages and expenses (including investigation and defense costs in connection with third party claims) based on any inaccuracy in the information provided by the investor in connection with the agreement. Investors may be liable for the full amount of any such damages, which may include, among other items, rescission costs or governmental fines and penalties levied against Blockstack for violations of applicable securities laws, anti-money laundering laws and sanctions administered by the Office of Foreign Assets Control, as determined by a court of competent jurisdiction or by the applicable government agency.

Investors in the cash offering and participants in the App Mining program are also required to indemnify Blockstack with respect to certain claims related to their use of the *stackstoken.com* site the decentralized application submitted by the participant to the App Mining program, respectively. Claims under US federal and state securities laws are explicitly excluded from this indemnification, however. For more details on the liability and indemnification described above, see the section of this offering circular captioned "*Plan of Distribution-Indemnity and Liability*."

App Mining Program

We will offer up to 40,000,000 Stacks Tokens through the App Mining program, which has commenced issuing awards to developers of well-reviewed applications in Bitcoin prior to the qualification of this offering. Following qualification, these awards will be made in Stacks Tokens. Participating application developers will be selected by a panel of reviewers, who we refer to as "app reviewers" in this circular, initially selected by Blockstack (which may take recommendations from other entities in making these selections); we anticipate developing an appropriate selection process for app reviewers that involves relevant stakeholders. These app reviewers will be selected from individuals affiliated with relevant technology companies who have also proven the ability to develop or identify high-quality applications. App reviewers will be required to periodically publish their methodology in order to ensure transparency in the review process. These app reviewers will participate in a curation process by selecting eligible applications and assigning a normalized score to be aggregated into a final app ranking for rewards. The app reviewers may also receive a percentage of the Stacks Tokens distributed under this program. $800,000 in Stacks Tokens are reserved for distribution to app reviewers in this offering; these tokens may also be distributed as rewards in our discretion. There are four app reviewers, Product Hunt, TryMyUI, Awario and New Internet Labs, who currently participate in the preliminary version of the App Mining program and whom we expect to continue serving as app reviewers in the version of the program that awards Stacks Tokens. Currently, the app reviewers are being paid in Bitcoin pursuant to a form of the app reviewer agreement currently filed as Exhibit [6.19] hereto. To the extent an app reviewer wishes to be paid in Stacks Tokens, we expect that the app reviewer may enter into an additional agreement, which will be negotiated separately and filed as a new exhibit to this offering statement pursuant to either an amendment or supplement, depending on the circumstances at the time of the amendment.

Developers who have earned Stacks Tokens after qualification of this offering but before distribution will receive an immediate distribution of the Stacks Tokens that they have earned. Blockstack will hold the remainder of the Stacks Tokens generated by the hard fork in a wallet or wallets, with future distributions of Stacks Tokens to participants in the App Mining program to be made on a monthly basis by us for the term of this offering following the date of the Cash Offering Closing.

App reviewers and participants in this program expecting to receive Stacks Tokens will be required to execute a participation agreement containing securities-law-related representations prior to making themselves eligible to be selected for awards, and the offering circular will be provided to these developers prior to their execution of the participation agreement. Developers will also be required to submit an application that meets the criteria necessary to qualify for the program as specified in the participant terms included in the participation agreement, including that the application permits the use of Blockstack usernames. These participation agreements will be available for execution within two calendar days of the qualification of this offering circular and may be executed at any time during the term of the offering under the App Mining program. Developers will be eligible for rewards starting with the next rewards distribution date following the date on which they execute a participation agreement and submit a qualifying application. App reviewers and participants in this program will also be furnished with any supplements to this offering circular.

We may, at any time, discontinue the App Mining program for any reason, including because the issuance of any additional Stacks Tokens would result in the aggregate gross proceeds received by us in this offering exceeding $50,000,000.

If we are unable to issue Stacks Tokens to any application developer for any reason, we may, in our discretion, elect to attempt to pay the application developer in Bitcoin an amount equal to the fair market value of the Stacks Tokens the developer would otherwise have received. We will announce any such determination to issue Bitcoin instead of Stacks Tokens, or any delay in the delivery of Stacks Tokens under the App Mining program, by posting a notice on the *app.co/mining* website and filing such notice on Form 1-U. The fair market value of Stacks Tokens for this purpose will be equal to the deemed price of the tokens in the App Mining program described below under "*—Valuation of non-cash consideration*."

Valuation of non-cash consideration

The price of the Stacks Tokens distributed under the App Mining program in exchange for non-cash consideration will be deemed to be equal to the price at which tokens are sold in the general offering per token for at least 3 months from the first distribution of tokens to a developer pursuant to this offering circular, for purposes of determining whether over $50,000,000 of Stacks Tokens have been sold under this offering. The 40,000,000 Stacks Tokens qualified under this offering circular as part of the App Mining program assumes a deemed offering price of $0.30. If at any time following that 3-month period the Stacks Tokens are traded on one or more authorized exchanges or ATSs, and there are trades for at least one million Stacks Tokens executed through or on exchanges or alternative trading systems during any calendar month (any such month, a "Calculation Month"), then we will value the tokens paid to developers in the following month and in all subsequent months until and including the end of the next Calculation Month at the average closing bid price for the tokens during the Calculation Month. We will disclose both any changes to the price of the Stacks Tokens to be distributed pursuant to this offering circular using either an offering circular supplement filed under Rule 253 (g)(2) or a post-qualification amendment, depending on the facts and circumstances at the time of such change.

Arbitration, Waiver of Jury Trial, and Waiver of Class Action

Investors in the cash offering will be bound by a subscription agreement. The subscription agreement includes a provision under which investors agree to waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement. Investors agree that disputes arising under the subscription agreement will be resolved by binding arbitration. However, no claims under the federal securities laws shall be subject to the mandatory arbitration provision or the waiver of the right to a jury trial, and these provisions do not impact the rights of investors to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a potential investor agreeing to the provisions in the subscription agreement, investors will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Similarly, participants in the App Mining program will be bound by a participation agreement. The participation agreement includes a provision under which participants agree to waive the right to a jury trial with respect to any claim they may have against the company arising out of or relating to the participation agreement. Participants agree that disputes arising under the participation agreement will be resolved by binding arbitration. Participants also agree not to bring any claims subject to mandatory arbitration as a class. However, no claims under the federal securities laws shall be subject to the mandatory arbitration provision the waiver of the right to a jury trial or the class action waiver, and these provisions do not impact the rights of participants to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a potential participant agreeing to the provisions in the participation agreement, participants will not be deemed to have waived the Company's compliance with federal securities laws and the rules and regulations thereunder.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. We note that, despite the *AT&T Mobility v. Concepcion*, 563 U.S. 321 (2011) case in which the U.S. Supreme Court affirmed the enforceability of AT&T's arbitration agreement's class action waiver, the enforceability of mandatory arbitration and class action waiver have recently been under review by various state and federal courts, and courts have limited these provisions' reach in various circumstances (see e.g., *Richard E. Scotti v. Tough Mudder, Inc.*, N.Y. Slip Op No. 29098, 2019 WL 1511148 (N.Y. Sup. Ct., March 29, 2019)). We anticipate, given the history of courts' close scrutiny of individual-facing arbitration provisions and class action waivers, that future courts will continue to review and consider the enforceability of such provisions and, as courts continue to evolve their thinking on this issue, it is possible that certain state or federal courts may further limit the enforceability of such provisions. However, we believe that a contractual mandatory arbitration provision and pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware and the State of New York, which governs the subscription and participation agreements, by a federal or state court in the State of Delaware or State of New York. In determining whether to enforce a contractual mandatory arbitration provision pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription and participation agreements.

Purchasers of Stacks Tokens from investors in this offering via secondary transactions will not be bound by the subscription agreement or participation agreement and the corresponding arbitration and waiver provisions referenced above.

Indemnity and Liability

The subscription agreement to be executed by requires investors to agree that they are liable for any for any loss, liability, claim, damage and expense whatsoever (including all expenses incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon any inaccuracy in the representations and warranties in the information provided by the investor in connection with the agreement. This liability is uncapped so investors may be fully liable for these damages, which may include, among other items, rescission costs or governmental fines and penalties levied against Blockstack for violations of applicable securities laws, anti-money laundering laws and sanctions administered by the Office of Foreign Assets Control, as determined by a court of competent jurisdiction or by the applicable government agency.

In addition, the terms of use included in the use agreement agreed-to by investors in the cash offering require investors to indemnify Blockstack with respect to certain claims related to the investor's use of the *stackstoken.com* website. This includes every claim brought by a third party, and any related liability, damage, loss, and expense, including reasonable attorneys' fees and costs, arising out of or connected with: (a) the investor's unauthorized use of, or misuse of, *stackstoken.com*; (b) the investor's violation of any portion of the terms of use, any representation, warranty, or agreement referenced in the terms of use, or any applicable law or regulation; (c) the investor's violation of any third party right, including any intellectual property right or publicity, confidentiality, other property, or privacy right; or (d) any dispute or issue between the investor and any third party. Claims under US federal and state securities laws are explicitly excluded from this indemnification, however. Blockstack also reserves the right, at its own expense, to assume the defense of any of the above matters otherwise subject to indemnification by the investor (without limiting its indemnification obligations with respect to that matter), and in that case, the investor agrees to cooperate with our defense of those claims.

In addition, the terms of service included in the participation agreement agreed-to by participants in the App Mining program require any application developer distributing an application through *app.co* (which will include all participants in the App Mining program) to indemnify Blockstack with respect to certain claims. This includes every claim brought by a third party, and any related liability, damage, loss, and expense, including reasonable attorneys' fees and costs, arising out of or connected with: (a) the participant's unauthorized use of, or misuse of, the applications and services provided by Blockstack through or in connection with the *app.co* website (the "Service"); (b) the participant's violation of any portion of the terms of service, any representation, warranty, or agreement referenced in the terms of service, or any applicable law or regulation; (c) the participant's violation of any third party right, including any intellectual property right or publicity, confidentiality, other property, or privacy right; (d) the submission by the participant of a decentralized application to the Service; (e) the use of any decentralized application submitted by the participant to the Service; (f) the App Mining program; or (g) any dispute or issue between the participant and any third party. Claims under US federal and state securities laws are explicitly excluded from this indemnification, however. Blockstack also reserves the right, at its own expense, to assume the defense of any of the above matters otherwise subject to indemnification by the participant (without limiting its indemnification obligations with respect to that matter), and in that case, the participant agrees to cooperate with our defense of those claims.

Secondary Trading

Secondary purchases and sales of the Stacks Tokens may occur on third-party exchanges and other platforms or through direct purchases and sales by token holders, all of which will occur outside the Stacks Token network. The network's blockchain will, however, record transfers that occur in association with these sales. Stacks Tokens may also be traded as part of a secondary trading market (either through an exchange registered with the SEC under Regulation ATS, or a privately-run bulletin board), if any such market exists. However, we are not aware of the existence of any such trading market at this time. For further discussion, please see the section of this offering circular captioned "*Description of the Stacks Tokens Begin Offered—Is there a secondary market for Stacks Tokens*".

15. **Arbitration.** PLEASE READ SECTIONS 15.1 THROUGH 15.9 CAREFULLY BECAUSE THEY CONTAIN ADDITIONAL PROVISIONS APPLICABLE ONLY TO INDIVIDUALS LOCATED, RESIDENT OR DOMICILED IN THE UNITED STATES. IF THE SUBSCRIBER IS LOCATED, RESIDENT OR DOMICILED IN THE UNITED STATES, THIS SECTION REQUIRES THE SUBSCRIBER TO ARBITRATE CERTAIN DISPUTES AND CLAIMS WITH THE COMPANY AND LIMITS THE MANNER IN WHICH A SUBSCRIBER CAN SEEK RELIEF FROM THE COMPANY.

15.1. Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 15 (this "**Arbitration Provision**"). The arbitration shall be conducted in Jersey City, New Jersey. As used in this Arbitration Provision, "**Claim**" shall include any past, present, or future claim, dispute, or controversy involving Subscriber (or persons claiming through or connected with Subscriber), on the one hand, and any of the Blockstack Parties (or persons claiming through or connected with the Blockstack Parties), on the other hand, relating to or arising out of this Agreement, any Token, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section 15.5 below) the validity or enforceability of this Arbitration Provision, any part of this Arbitration Provision, or the entire Agreement; provided that "Claims" shall not be deemed to include any claims or disputes arising out of alleged breaches or violations of the federal and state securities laws of the United States. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

15.7. This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

15.8. This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any Token to any other party. If any portion of this Arbitration Provision other than Section 15.5 is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in Section 15.5 are finally adjudicated pursuant to the last sentence of Section 15.5 to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

15.9. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATED TO IT.

15.10 The Blockstack Parties agree and acknowledge that nothing in this Agreement shall be deemed to constitute a waiver of any Blockstack Party's compliance with the federal securities laws and the rules and regulations thereunder, nor shall it constitute a waiver by the Subscriber of any of the Subscriber's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

16. Additional Information and Subsequent Changes in the Foregoing Representations, Warranties and Covenants.

16.1. The Subscriber agrees to provide any additional documentation the Company or the Parent may reasonably request, including documentation as may be required by the Company or the Parent to form a reasonable basis that the Subscriber qualifies as an "accredited investor" as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act, or otherwise as a "qualified purchaser" as that term is defined in Regulation A promulgated under the Securities Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

16.2. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

16.3. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

16.4. The Subscriber acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the Blockstack Parties (in the sole and absolute judgment of such party or parties) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal), tax reporting and/or withholding requirements or otherwise.

EXCEPT AS PROVIDED IN SECTION 14.4 AND TO THE FULLEST EXTENT PERMITTED BY LAW, THE AGGREGATE LIABILITY OF THE APP.CO ENTITIES TO YOU FOR ALL CLAIMS ARISING OUT OF OR RELATING TO (I) THE USE OF OR ANY INABILITY TO USE ANY PORTION OF THE SERVICE OR THE DAPPS, (II) THE APP MINING PROGRAM, OR (III) OTHERWISE UNDER THESE TERMS, WHETHER IN CONTRACT, TORT, OR OTHERWISE, IS LIMITED TO $100.

EACH PROVISION OF THESE TERMS THAT PROVIDES FOR A LIMITATION OF LIABILITY, DISCLAIMER OF WARRANTIES, OR EXCLUSION OF DAMAGES IS INTENDED TO AND DOES ALLOCATE THE RISKS BETWEEN THE PARTIES UNDER THESE TERMS. THIS ALLOCATION IS AN ESSENTIAL ELEMENT OF THE BASIS OF THE BARGAIN BETWEEN THE PARTIES. EACH OF THESE PROVISIONS IS SEVERABLE AND INDEPENDENT OF ALL OTHER PROVISIONS OF THESE TERMS. THE LIMITATIONS IN THIS SECTION 13 WILL APPLY EVEN IF ANY LIMITED REMEDY FAILS OF ITS ESSENTIAL PURPOSE.

14. **Dispute Resolution and Arbitration**

14.1. **Generally**. In the interest of resolving disputes between you and App.co in the most expedient and cost-effective manner, and except as described in Section 14.2, you and App.co agree that every dispute arising in connection with these Terms will be resolved by binding arbitration except for any disputes arising out of alleged breaches or violations of the federal and state Securities laws of the United States. Arbitration is less formal than a lawsuit in court. Arbitration uses a neutral arbitrator instead of a judge or jury, may allow for more limited discovery than in court, and can be subject to very limited review by courts. Arbitrators can award the same damages and relief that a court can award. This agreement to arbitrate disputes includes all claims arising out of or relating to any aspect of these Terms, whether based in contract, tort, statute, fraud, misrepresentation, or any other legal theory, and regardless of whether a claim arises during or after the termination of these Terms. YOU UNDERSTAND AND AGREE THAT, BY ENTERING INTO THESE TERMS, YOU AND APP.CO ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY OR TO PARTICIPATE IN A CLASS ACTION.

14.2. **Exceptions**. Despite the provisions of Section 14.1, nothing in these Terms will be deemed to waive, preclude, or otherwise limit the right of either party to: (a) bring an individual action in small claims court; (b) pursue an enforcement action through the applicable federal, state, or local agency if that action is available; (c) seek injunctive relief in a court of law in aid of arbitration; or (d) to file suit in a court of law to address an intellectual property infringement claim.

14.3. **Arbitrator**. Any arbitration between you and App.co will be settled under the Federal Arbitration Act and administered by the American Arbitration Association ("**AAA**") under its Consumer Arbitration Rules (collectively, "**AAA Rules**") as modified by these Terms. The AAA Rules and filing forms are available online at www.adr.org, by calling the AAA at 1-800-778-7879, or by contacting App.co. The arbitrator has exclusive authority to resolve any dispute relating to the interpretation, applicability, or enforceability of this binding arbitration agreement.

14.8. **Enforceability**. If Section 14.6 is found to be unenforceable or if the entirety of this Section 14 is found to be unenforceable, then the entirety of this Section 14 will be null and void and, in that case, the parties agree that the exclusive jurisdiction and venue described in Section 15.2 will govern any action arising out of or related to these Terms.

14.9 The Blockstack Parties agree and acknowledge that nothing in this Agreement shall be deemed to constitute a waiver of any Blockstack Party's compliance with the federal securities laws and the rules and regulations thereunder, nor shall it constitute a waiver by the Participant of any of the Participant's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

15. **Miscellaneous**

15.1. **General Terms**. These Terms, together with the Privacy Policy and any other agreements expressly incorporated by reference into these Terms, are the entire and exclusive understanding and agreement between you and App.co regarding your use of the Service. You may not assign or transfer these Terms or your rights under these Terms, in whole or in part, by operation of law or otherwise, without our prior written consent. We may assign or transfer these Terms at any time without notice or consent. The failure to require performance of any provision will not affect our right to require performance at any other time after that, nor will a waiver by us of any breach or default of these Terms, or any provision of these Terms, be a waiver of any subsequent breach or default or a waiver of the provision itself. Use of section headers in these Terms is for convenience only and will not have any impact on the interpretation of any provision. Throughout these Terms the use of the word "including" means "including but not limited to". If any part of these Terms is held to be invalid or unenforceable, the unenforceable part will be given effect to the greatest extent possible, and the remaining parts will remain in full force and effect.

15.2. **Governing Law**. These Terms are governed by the laws of the State of New York without regard to conflict of law principles. You and App.co submit to the personal and exclusive jurisdiction of the state courts and federal courts located within New York County, New York for resolution of any lawsuit or court proceeding permitted under these Terms that is not resolved pursuant to Section 15. We operate the Service from our offices in New York, and we make no representation that Materials included in the Service are appropriate or available for use in other locations.

15.3. **Privacy Policy**. Please read the App.co Privacy Policy carefully for information relating to our collection, use, storage, disclosure of your personal information. The App.co Privacy Policy is incorporated by this reference into, and made a part of, these Terms.

15.4. **Additional Terms**. Your use of the Service is subject to all additional terms, policies, rules, or guidelines applicable to the Service or certain features of the Service that we may post on or link to from the Service (the "**Additional Terms**"). Participation in the App Mining program is subject to the App Mining Participant Terms, available at https://app.co/mining/terms and the Additional Agreement for Stacks Tokens incorporated therein, available at [link]. All Additional Terms, including the App Mining Participant Terms, are incorporated by this reference into, and made a part of, these Terms.

15.5. **Consent to Electronic Communications**. By using the Service, you consent to receiving certain electronic communications from us as further described in our Privacy Policy. Please read our Privacy Policy to learn more about our electronic communications practices. You agree that any notices, agreements, disclosures, or other communications that we send to you electronically will satisfy any legal communication requirements, including that those communications be in writing.

ANNEX 2

2.3. The Subscriber's subscription to the Tokens is consistent with the purposes, objectives and cash flow requirements of the Subscriber.

2.4. The Subscriber understands that the Tokens being purchased are a speculative purchase that involves a substantial degree of risk of loss of the Subscriber's entire purchase price in the Tokens, and the Subscriber understands and is fully cognizant of the risk factors related to the purchase of the Tokens. The Subscriber has received and has had the opportunity to review the Subscription Information including the risk factors set forth in the Offering Circular. Neither the Company nor anyone on its behalf has made any representations (whether written or oral) to the Subscriber (i) regarding the future value or utility of the Tokens or (ii) that the past business performance and experience of the Blockstack Parties or the Network will in any way predict the current or future value or utility of the Tokens.

2.5. The Subscriber understands that any forecasts or predictions as to the Company's or the Network's performance are based on estimates, assumptions and forecasts that the Company believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

2.6. At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by the Parent, any other Blockstack Party, or any other person that:

2.6.1. a percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this subscription; or

2.6.2. the past performance or experience of any other purchase sponsored by any Blockstack Party in any way indicates the predictable or probable results of the ownership of the Tokens, the Network or the overall venture.

2.7. The purchase of Tokens (i) does not provide Subscriber with rights of any form with respect to the Company or its revenues or assets, including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights; (ii) is not a loan to Company; and (iii) does not provide Subscriber with any ownership or other interest in Company or the Network.

2.8. The Company retains all current and future right, title and interest in all of the Company's intellectual property, including, without limitation, inventions, ideas, concepts, code, discoveries, processes, marks, methods, software, compositions, formulae, techniques, information and data, whether or not patentable, copyrightable or protectable in trademark, and any trademarks, copyright or patents based thereon. Subscriber may not use any of Company's intellectual property for any reason without Company's prior written consent.

2.9. The Subscriber represents and agrees that none of the Blockstack Parties have recommended or suggested the acquisition of Tokens to the Subscriber.

3. Subscriber's Representations Related to a Subscription in the Tokens.

3.1. The Subscriber, if an entity, is, and shall at all times while it holds Tokens remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted. The Subscriber, if a natural person, is eighteen years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America. The principal place of business or principal residence of the Subscriber is as shown in the Subscriber Questionnaire.

SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "**Agreement**") applies to the initial subscription to the Stacks Tokens issued by Blockstack Token LLC, a Delaware limited liability company (the "**Company**") and is made and entered into by and between the undersigned (the "**Subscriber**") and the Company. Subject to the terms and conditions provided in this Agreement, and to the terms of the other Subscriber Agreements, as defined below, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by the Company) certain Stacks Tokens (the "**Tokens**"), as set forth in Section 1, offered pursuant to the offering circular with respect to the offer and sale of the Tokens in effect and filed with the Securities and Exchange Commission ("**SEC**") under Regulation A ("**Regulation A**") under the Securities Act of 1933, as amended ("**Securities Act**") as of the date hereof (the "**Offering Circular**"), and that may be used in connection with a blockchain network developed by the Company that is governed by the Blockstack Core software available at https://github.com/blockstack/blockstack-core (the "**Network**").

A. The Company is a wholly owned subsidiary of Blockstack PBC, a Delaware public benefit corporation (the "**Parent**").

B. The offering of Tokens (the "**Offering**") is described in the Offering Circular that is available through the online website platform www.stackstoken.com (the "**Site**"), which is owned and operated by the Company, as well as on the SEC EDGAR website. It is the responsibility of the Subscriber to read the Offering Circular and all other Subscription Information (defined below). While these documents are subject to change, the Company advises the Subscriber to print and retain a copy of these documents for the Subscriber's records. By signing this Agreement electronically, Subscriber agrees to be bound by the terms of the Subscriber Agreements, as defined below, with respect to Subscriber's subscription to the Tokens, and Subscriber agrees that by signing this Agreement electronically, Subscriber is also deemed to have signed each of the remaining Subscriber Agreements, to consent to the Company's Privacy Notice, and to agree to transact business with the Company and to receive communications relating to the Tokens electronically.

C. The Subscriber hereby represents that he, she or it is: (i) a United States citizen or resident or a corporation, partnership, limited liability company, trust, or equivalent legal entity organized under the laws of any state of the United States; and (ii) is either (1) an "accredited investor," as that term is defined under Regulation D under the Securities Act, or (2) is a "qualified purchaser," as that term is defined under Regulation A under the Securities Act.

D. Except as the context otherwise requires, any reference in this Agreement to:

1. "**Subscription Information**" shall mean collectively:

a. The Subscriber Agreements;

b. The Offering Circular;

c. All exhibits to the offering circular, including all "testing the waters" materials filed therewith in compliance with Rule 255 under the Securities Act; and

d. The privacy notice for the Company and its affiliates (the "**Privacy Notice**").

2. "**Blockstack Parties**" shall mean the Company, the Parent, and any of their affiliates, and each of their respective directors, managers, officers, shareholders, members, partners, employees or agents.

ANNEX 3

An investor who tenders the purchase price in Bitcoin or Ether will suffer a loss if his or her subscription is rejected and the price of Bitcoin or Ether, as applicable, has declined.

If we reject any subscription or if Blockstack is unable to successfully complete a hard fork to facilitate distribution, or a subscription is revoked in such circumstances where that is permitted, all funds received in connection with such subscription will be promptly returned to the investor without interest. Such refund will be paid in the same form and in the same amount as paid by such investor, regardless of a decrease in the US dollar equivalent. For example, an investor who funded 2 Ether will be refunded 2 Ether. Therefore, a decrease in the dollar value of any such cryptocurrency between the date the funds are tendered and the date the funds are returned would result in a loss to the investor.

We are subject to risks associated with our accepting payment for Stacks Tokens in Bitcoin and Ether.

In addition to US dollars, prospective investors may purchase Stacks Tokens with Bitcoin and Ether. However, prices of such cryptocurrencies are known to fluctuate dramatically within short periods of time. Any such fluctuations could reduce dramatically the amount of fiat currency that we receive in exchange for the cryptocurrencies paid by purchasers, which would have an adverse effect on our operations.

In addition, we will ultimately hold and maintain digital wallets that hold Bitcoin and Ether payments that had been made by investors. While we have taken significant measures to secure our systems and digital wallets, payments we receive in cryptocurrencies are subject to potential loss. Our crypto-wallet credentials could be lost or stolen. The wallets in which we receive cryptocurrencies could contain software weaknesses or bugs and may be subject to cyber-attacks and hacks. If any of the foregoing were to occur, it could result in the permanent loss of such cryptocurrencies and have a material adverse effect on us.

Blockstack may not be able to prevent the use of the Stacks Tokens and/or the Blockstack network in connection with criminal activity in the U.S. or elsewhere

Cryptocurrencies have in the past been, and in the future may be, used by bad actors to execute black market transactions, commit fraud, launder funds, evade taxes or economic sanctions, finance terrorism, and other illegal activities. Blockstack will take commercially reasonable steps to identify and prevent money laundering, terrorism-funding activities, and any other illegal activity in connection with the Stacks Tokens and/or the network. These measures include, without limitation, adoption of policies and procedures reasonably designed to prevent certain illegal conduct in connection with the Stacks Tokens and/or Blockstack network. There is no guarantee, however, that such steps will reliably detect or completely eliminate all misuse or attempted misuse of the Stacks Tokens and/or the Blockstack network to facilitate money laundering or other illegal or improper activities. Occurrence of such activities may subject Blockstack to civil penalties and/or criminal liability, may adversely affect Blockstack's reputation, business, and financial condition, and may negatively impact the value of the Stacks Tokens.

There is a risk that banks and other financial institutions may refuse to process transactions for or maintain accounts for entities or individuals transacting in cryptocurrencies

Banks may refuse to provide bank accounts and other banking services to cryptocurrency-related companies or companies that accept cryptocurrencies for reasons that include regulatory requirements or ambiguities and perceived compliance risks or costs. This has caused some providers of cryptocurrency-related services to have difficulty finding financial institutions willing to provide accounts and services to them. Continuation of such difficulties in the future could decrease the viability and adoption of cryptocurrencies as a means of payment, harm public perception of cryptocurrencies, and/or could limit the viability and potential applications of cryptocurrencies. These events could materially and adversely affect the Company, its operations, and financial condition.

We have sold a significant number of tokens at prices lower than both the price at which we will offer tokens in the voucher program and the general offering, and many of these tokens will be transferable at the time the offering is completed. If a trading market develops for the tokens, holders of these tokens may have an incentive to sell the tokens at a price less than the price you have paid for your tokens, in particular if you have purchased tokens in the general offering.

As disclosed in the section of this offering circular captioned "*Offering Summary—Other Token Sales,*" we have sold 395,183,186 Stacks Tokens to accredited investors and qualified purchasers at a price of $0.12, significantly less than the price at which tokens will be sold in the general offering. 78,333,333 tokens will be sold at this price in the voucher program. In addition, we have sold and delivered approximately 178,642,000 Stacks Tokens to the founders of Blockstack PBC, Ryan Shea and Muneeb Ali, and 108,493,373 tokens to other stockholders of Blockstack PBC, together with their respective affiliates. The Stacks Tokens purchased by the founders and stockholders, which were sold at a time prior to the publication of any white paper regarding the tokens or any code had been written for the Stacks blockchain, were purchased at a price of $0.00012, significantly lower than the prices at which the tokens are being sold in this offering. None of these tokens remain subject to the transfer locks under which they were placed upon their sale although a significant portion of these tokens remain subject to a time lock. The tokens sold to the founders and stockholders are subject to an approximately three-year time lock that started at the date of the genesis block in November 2018. Approximately 55,831,878 of the tokens sold to the founders and stockholders are transferable (i.e., free of any time lock or transfer lock) as of the date hereof, and we estimate that one-third of these tokens will have been released from time lock as of the end of October of this year, two-thirds will have been released from time lock as of the end of October 2020, and all of them will have been released from time lock as of the end of October 2021. Furthermore, approximately 58,579,720 of the tokens sold to stockholders were sold to non-affiliates of Blockstack, and are not subject to the restrictions on resale applicable to affiliates under Rule 144. The tokens sold to accredited investors and qualified purchasers are subject to an approximately two-year time lock that started at the date of the genesis block in November 2018. Of the tokens sold to accredited investors and qualified purchasers, approximately 107,970,096 are transferable as of the date hereof, and we estimate that 185,091,593 of these tokens will have been released from time lock as of the end of October of this year, and all but 25,000,000 of them will have been released from time lock as of the end of October 2020 (these 25,000,000 tokens will be released from time lock over an additional two years). Furthermore, all but 12,500,000 of the tokens sold to accredited investors and qualified purchasers were sold to non-affiliates. Finally, if Blockstack Employee LLC is liquidated as planned, we estimate an additional 5,534,869 of the tokens distributed to current and former employees at that time will be vested and not be subject to any time lock or other restriction on their transfer, with an additional 57,483,480 tokens distributed to employees that are subject to time lock or restricted from transfer due to having not vested; these transfer restrictions that would be eliminated on a monthly basis until, we estimate, October 2021, in the case of the time lock, and in the case of the vesting restrictions, on a generally four-year schedule from each award's applicable vesting commencement date. If the holders of these tokens were to sell their token holdings on the market, it is possible that such sales could depress the market price of Stacks Tokens below the prices at which they are sold in this offering, thereby causing the value of your Stacks Tokens to decrease.

Investors in this offering and participants in the App Mining Program may not be entitled to a jury trial with respect to claims arising under the subscription agreement or participation agreement and may also be required to submit such claims to arbitration, which could result in less favorable outcomes to the plaintiff(s) in any action under either agreement.

Investors in the cash offering will be bound by the subscription agreement, and participants in the App Mining program will be bound by the participation agreement. Each of these agreements includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the particular agreement and may also be required to submit such claims to arbitration, other than with respect to US federal and state securities laws. Participants also agree not to bring any claims subject to mandatory arbitration as a class.

If we opposed a court proceeding based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. We note that, despite the *AT&T Mobility v. Concepcion*, 563 U.S. 321 (2011) case in which the U.S. Supreme Court affirmed the enforceability of AT&T's arbitration agreement's class action waiver, the enforceability of mandatory arbitration and class action waiver have recently been under review by various state and federal courts, and courts have limited these provisions' reach in various circumstances (see e.g., *Richard E. Scotti v. Tough Mudder, Inc.,* N.Y. Slip Op No. 29098, 2019 WL 1511148 (N.Y. Sup. Ct., March 29, 2019)). We anticipate, given the history of courts' close scrutiny of individual-facing arbitration provisions and class action waivers, that future courts will continue to review and consider the enforceability of such provisions and, as courts continue to evolve their thinking on this issue, it is possible that certain state or federal courts may further limit the enforceability of such provisions. For further discussion, see the section of this offering circular captioned "*Plan of Distribution—Arbitration, Waiver of Jury Trial, and Waiver of Class Action*." However, we believe that a contractual mandatory arbitration provision and pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware and the State of New York, which governs the subscription and participation agreements, by a federal or state court in the State of Delaware and the State of New York. In determining whether to enforce a contractual mandatory arbitration provision pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription and participation agreements.

If you bring a claim against Blockstack in connection with matters arising under the subscription agreement or participation agreement other then under US federal and state securities laws, you may therefore not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against Blockstack under the subscription agreement or participation agreement, it may be heard only by an arbitrator or arbitrators, which would be conducted according to different procedures and may result in different outcomes than a trial by jury or a trial by judge would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision or arbitration is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. Furthermore, by agreeing to the provision, investors will not be deemed to have waived Blockstack's compliance with the federal securities laws and the rules and regulations promulgated thereunder or any rights held by the investor or participant federal securities laws and the rules and regulations thereunder.

Purchasers of Stacks Tokens from investors in this offering via secondary transactions will not be bound by the subscription agreement or participation agreement and the corresponding waiver provisions referenced above.

You may be liable for any inaccurate information you provide in your subscription agreement if you purchase Stacks Tokens in the cash offering, and you may be required to indemnify Blockstack in connection with your application if you participate in the App Mining program.

Investors in the cash offering are required to execute a subscription agreement, in which they agree they are liable for any and all damages and expenses (including investigation and defense costs in connection with third party claims) based on any inaccuracy in the information provided by the investor in connection with the agreement. Investors may be liable for the full amount of any such damages, which may include, among other items, rescission costs or governmental fines and penalties levied against Blockstack for violations of applicable securities laws, anti-money laundering laws and sanctions administered by the Office of Foreign Assets Control, as determined by a court of competent jurisdiction or by the applicable government agency.

Investors in the cash offering and participants in the App Mining program are also required to indemnify Blockstack with respect to certain claims related to their use of the *stackstoken.com* site the decentralized application submitted by the participant to the App Mining program, respectively. Claims under US federal and state securities laws are explicitly excluded from this indemnification, however. For more details on the liability and indemnification described above, see the section of this offering circular captioned "*Plan of Distribution-Indemnity and Liability*."

App Mining Program

We will offer up to 40,000,000 Stacks Tokens through the App Mining program, which has commenced issuing awards to developers of well-reviewed applications in Bitcoin prior to the qualification of this offering. Following qualification, these awards will be made in Stacks Tokens. Participating application developers will be selected by a panel of reviewers, who we refer to as "app reviewers" in this circular, initially selected by Blockstack (which may take recommendations from other entities in making these selections); we anticipate developing an appropriate selection process for app reviewers that involves relevant stakeholders. These app reviewers will be selected from individuals affiliated with relevant technology companies who have also proven the ability to develop or identify high-quality applications. App reviewers will be required to periodically publish their methodology in order to ensure transparency in the review process. These app reviewers will participate in a curation process by selecting eligible applications and assigning a normalized score to be aggregated into a final app ranking for rewards. The app reviewers may also receive a percentage of the Stacks Tokens distributed under this program. $800,000 in Stacks Tokens are reserved for distribution to app reviewers in this offering; these tokens may also be distributed as rewards in our discretion. There are four app reviewers, Product Hunt, TryMyUI, Awario and New Internet Labs, who currently participate in the preliminary version of the App Mining program and whom we expect to continue serving as app reviewers in the version of the program that awards Stacks Tokens. Currently, the app reviewers are being paid in Bitcoin pursuant to a form of the app reviewer agreement currently filed as Exhibit [6.19] hereto. To the extent an app reviewer wishes to be paid in Stacks Tokens, we expect that the app reviewer may enter into an additional agreement, which will be negotiated separately and filed as a new exhibit to this offering statement pursuant to either an amendment or supplement, depending on the circumstances at the time of the amendment.

Developers who have earned Stacks Tokens after qualification of this offering but before distribution will receive an immediate distribution of the Stacks Tokens that they have earned. Blockstack will hold the remainder of the Stacks Tokens generated by the hard fork in a wallet or wallets, with future distributions of Stacks Tokens to participants in the App Mining program to be made on a monthly basis by us for the term of this offering following the date of the Cash Offering Closing.

App reviewers and participants in this program expecting to receive Stacks Tokens will be required to execute a participation agreement containing securities-law-related representations prior to making themselves eligible to be selected for awards, and the offering circular will be provided to these developers prior to their execution of the participation agreement. Developers will also be required to submit an application that meets the criteria necessary to qualify for the program as specified in the participant terms included in the participation agreement, including that the application permits the use of Blockstack usernames. These participation agreements will be available for execution within two calendar days of the qualification of this offering circular and may be executed at any time during the term of the offering under the App Mining program. Developers will be eligible for rewards starting with the next rewards distribution date following the date on which they execute a participation agreement and submit a qualifying application. App reviewers and participants in this program will also be furnished with any supplements to this offering circular.

We may, at any time, discontinue the App Mining program for any reason, including because the issuance of any additional Stacks Tokens would result in the aggregate gross proceeds received by us in this offering exceeding $50,000,000.

If we are unable to issue Stacks Tokens to any application developer for any reason, we may, in our discretion, elect to attempt to pay the application developer in Bitcoin an amount equal to the fair market value of the Stacks Tokens the developer would otherwise have received. We will announce any such determination to issue Bitcoin instead of Stacks Tokens, or any delay in the delivery of Stacks Tokens under the App Mining program, by posting a notice on the *app.co/mining* website and filing such notice on Form 1-U. The fair market value of Stacks Tokens for this purpose will be equal to the deemed price of the tokens in the App Mining program described below under "*—Valuation of non-cash consideration*."

Valuation of non-cash consideration

The price of the Stacks Tokens distributed under the App Mining program in exchange for non-cash consideration will be deemed to be equal to the price at which tokens are sold in the general offering per token for at least 3 months from the first distribution of tokens to a developer pursuant to this offering circular, for purposes of determining whether over $50,000,000 of Stacks Tokens have been sold under this offering. The 40,000,000 Stacks Tokens qualified under this offering circular as part of the App Mining program assumes a deemed offering price of $0.30. If at any time following that 3-month period the Stacks Tokens are traded on one or more authorized exchanges or ATSs, and there are trades for at least one million Stacks Tokens executed through or on exchanges or alternative trading systems during any calendar month (any such month, a "Calculation Month"), then we will value the tokens paid to developers in the following month and in all subsequent months until and including the end of the next Calculation Month at the average closing bid price for the tokens during the Calculation Month. We will disclose both any changes to the price of the Stacks Tokens to be distributed pursuant to this offering circular using either an offering circular supplement filed under Rule 253 (g)(2) or a post-qualification amendment, depending on the facts and circumstances at the time of such change.

Arbitration, Waiver of Jury Trial, and Waiver of Class Action

Investors in the cash offering will be bound by a subscription agreement. The subscription agreement includes a provision under which investors agree to waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement. Investors agree that disputes arising under the subscription agreement will be resolved by binding arbitration. However, no claims under the federal securities laws shall be subject to the mandatory arbitration provision or the waiver of the right to a jury trial, and these provisions do not impact the rights of investors to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a potential investor agreeing to the provisions in the subscription agreement, investors will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Similarly, participants in the App Mining program will be bound by a participation agreement. The participation agreement includes a provision under which participants agree to waive the right to a jury trial with respect to any claim they may have against the company arising out of or relating to the participation agreement. Participants agree that disputes arising under the participation agreement will be resolved by binding arbitration. Participants also agree not to bring any claims subject to mandatory arbitration as a class. However, no claims under the federal securities laws shall be subject to the mandatory arbitration provision the waiver of the right to a jury trial or the class action waiver, and these provisions do not impact the rights of participants to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a potential participant agreeing to the provisions in the participation agreement, participants will not be deemed to have waived the Company's compliance with federal securities laws and the rules and regulations thereunder.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. We note that, despite the *AT&T Mobility v. Concepcion*, 563 U.S. 321 (2011) case in which the U.S. Supreme Court affirmed the enforceability of AT&T's arbitration agreement's class action waiver, the enforceability of mandatory arbitration and class action waiver have recently been under review by various state and federal courts, and courts have limited these provisions' reach in various circumstances (see e.g., *Richard E. Scotti v. Tough Mudder, Inc*., N.Y. Slip Op No. 29098, 2019 WL 1511148 (N.Y. Sup. Ct., March 29, 2019)). We anticipate, given the history of courts' close scrutiny of individual-facing arbitration provisions and class action waivers, that future courts will continue to review and consider the enforceability of such provisions and, as courts continue to evolve their thinking on this issue, it is possible that certain state or federal courts may further limit the enforceability of such provisions. However, we believe that a contractual mandatory arbitration provision and pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware and the State of New York, which governs the subscription and participation agreements, by a federal or state court in the State of Delaware or State of New York. In determining whether to enforce a contractual mandatory arbitration provision pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription and participation agreements.

Purchasers of Stacks Tokens from investors in this offering via secondary transactions will not be bound by the subscription agreement or participation agreement and the corresponding arbitration and waiver provisions referenced above.

Indemnity and Liability

The subscription agreement to be executed by requires investors to agree that they are liable for any for any loss, liability, claim, damage and expense whatsoever (including all expenses incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon any inaccuracy in the representations and warranties in the information provided by the investor in connection with the agreement. This liability is uncapped so investors may be fully liable for these damages, which may include, among other items, rescission costs or governmental fines and penalties levied against Blockstack for violations of applicable securities laws, anti-money laundering laws and sanctions administered by the Office of Foreign Assets Control, as determined by a court of competent jurisdiction or by the applicable government agency.

In addition, the terms of use included in the use agreement agreed-to by investors in the cash offering require investors to indemnify Blockstack with respect to certain claims related to the investor's use of the *stackstoken.com* website. This includes every claim brought by a third party, and any related liability, damage, loss, and expense, including reasonable attorneys' fees and costs, arising out of or connected with: (a) the investor's unauthorized use of, or misuse of, *stackstoken.com*; (b) the investor's violation of any portion of the terms of use, any representation, warranty, or agreement referenced in the terms of use, or any applicable law or regulation; (c) the investor's violation of any third party right, including any intellectual property right or publicity, confidentiality, other property, or privacy right; or (d) any dispute or issue between the investor and any third party. Claims under US federal and state securities laws are explicitly excluded from this indemnification, however. Blockstack also reserves the right, at its own expense, to assume the defense of any of the above matters otherwise subject to indemnification by the investor (without limiting its indemnification obligations with respect to that matter), and in that case, the investor agrees to cooperate with our defense of those claims.

In addition, the terms of service included in the participation agreement agreed-to by participants in the App Mining program require any application developer distributing an application through *app.co* (which will include all participants in the App Mining program) to indemnify Blockstack with respect to certain claims. This includes every claim brought by a third party, and any related liability, damage, loss, and expense, including reasonable attorneys' fees and costs, arising out of or connected with: (a) the participant's unauthorized use of, or misuse of, the applications and services provided by Blockstack through or in connection with the *app.co* website (the "Service"); (b) the participant's violation of any portion of the terms of service, any representation, warranty, or agreement referenced in the terms of service, or any applicable law or regulation; (c) the participant's violation of any third party right, including any intellectual property right or publicity, confidentiality, other property, or privacy right; (d) the submission by the participant of a decentralized application to the Service; (e) the use of any decentralized application submitted by the participant to the Service; (f) the App Mining program; or (g) any dispute or issue between the participant and any third party. Claims under US federal and state securities laws are explicitly excluded from this indemnification, however. Blockstack also reserves the right, at its own expense, to assume the defense of any of the above matters otherwise subject to indemnification by the participant (without limiting its indemnification obligations with respect to that matter), and in that case, the participant agrees to cooperate with our defense of those claims.

Secondary Trading

Secondary purchases and sales of the Stacks Tokens may occur on third-party exchanges and other platforms or through direct purchases and sales by token holders, all of which will occur outside the Stacks Token network. The network's blockchain will, however, record transfers that occur in association with these sales. Stacks Tokens may also be traded as part of a secondary trading market (either through an exchange registered with the SEC under Regulation ATS, or a privately-run bulletin board), if any such market exists. However, we are not aware of the existence of any such trading market at this time. For further discussion, please see the section of this offering circular captioned "*Description of the Stacks Tokens Begin Offered—Is there a secondary market for Stacks Tokens*".

4. Information Provided by Subscriber.

4.1. The information that the Subscriber has furnished in the Investor Questionnaire, including (without limitation) the information furnished by the Subscriber to the Company and the Parent regarding whether Subscriber qualifies as (i) an "accredited investor" as that term is defined in Rule 501 under Regulation D under the Securities Act and/or (ii) a "qualified purchaser" as that term is defined in Rule 256 under Regulation A under the Securities Act, is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that the Company accepts this Agreement. Further, the Subscriber shall immediately notify the Company of any change in any statement made in this Agreement prior to the Subscriber's receipt of the Company's acceptance of this Agreement, including, without limitation, Subscriber's status as an "accredited investor" and/or a "qualified purchaser." The representations and warranties made by the Subscriber may be fully relied upon by the Company, and any other Blockstack Party, and by any investigating party relying on them. The Subscriber acknowledges and agrees that the Subscriber shall be liable for any loss, liability, claim, damage and expense whatsoever (including all expenses incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon any inaccuracy in the representations and warranties in the information provided by the Subscriber.

4.2. The Subscriber confirms that all information and documentation provided to the Company and the Parent, including but not limited to all information regarding the Subscriber's identity and source of funds to be used to purchase Tokens, is true, correct and complete. The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to the Company and the Parent. The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

4.3. The representations, warranties, agreement, undertakings and acknowledgments made by the Subscriber in this Agreement will be relied upon by the Blockstack Parties and counsel to the Company in determining, among other things, whether to allow the Subscriber to purchase Tokens. The representations, warranties, agreements, undertakings and acknowledgments made by the Subscriber in this Agreement shall survive the Subscriber's purchase of Tokens. The Subscriber agrees to notify the Company immediately if any of the Subscriber's representations, warranties and covenants contained in this Agreement become untrue or incomplete in any respect.

4.4. The Blockstack Parties may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

5. Rights to Use Subscriber Information.

5.1. The Subscriber agrees and consents that the Blockstack Parties and any administrator appointed from time to time with respect to the Company (the "**Administrator**") may obtain, hold, use, disclose, transfer, and otherwise process the Subscriber's data, including but not limited to the contents of the Subscription Agreements:

5.1.1. as the Blockstack Parties or the Administrator reasonably deem necessary or appropriate to facilitate the acceptance, management and administration of the Subscriber's subscription for Tokens, on an ongoing basis;

5.1.2. to provide notice of, and/or to seek consent to uses or disclosures of such data for specific purposes;

11.2.2. The Subscriber's consent to receive tax documents electronically continues for every tax year of the Company until the Subscriber withdraws its consent by notifying the Company in writing.

12. Bankruptcy.

In the event that the Subscriber files or enters bankruptcy, insolvency or other similar proceeding, Subscriber agrees to use the best efforts possible to avoid any Blockstack Parties being named as a party or otherwise involved in the bankruptcy proceeding. Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) Subscriber be allowed to return the Tokens to the Company for a refund or (ii) the Company being mandated or ordered to redeem or withdraw Tokens held or owned by Subscriber.

13. Limitations on Damages.

13.1. IN NO EVENT SHALL THE COMPANY OR ANY OTHER BLOCKSTACK PARTY BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

13.2. IN NO EVENT WILL THE AGGREGATE LIABILITY OF THE COMPANY AND THE BLOCKSTACK PARTIES (JOINTLY), WHETHER IN CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE, WHETHER ACTIVE, PASSIVE OR IMPUTED), OR OTHER THEORY, ARISING OUT OF OR RELATING TO THESE TERMS EXCEED THE AMOUNT SUBSCRIBER PAYS TO THE COMPANY FOR THE TOKENS.

15. **Arbitration.** PLEASE READ SECTIONS 15.1 THROUGH 15.9 CAREFULLY BECAUSE THEY CONTAIN ADDITIONAL PROVISIONS APPLICABLE ONLY TO INDIVIDUALS LOCATED, RESIDENT OR DOMICILED IN THE UNITED STATES. IF THE SUBSCRIBER IS LOCATED, RESIDENT OR DOMICILED IN THE UNITED STATES, THIS SECTION REQUIRES THE SUBSCRIBER TO ARBITRATE CERTAIN DISPUTES AND CLAIMS WITH THE COMPANY AND LIMITS THE MANNER IN WHICH A SUBSCRIBER CAN SEEK RELIEF FROM THE COMPANY.

15.1. Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 15 (this "**Arbitration Provision**"). The arbitration shall be conducted in Jersey City, New Jersey. As used in this Arbitration Provision, "**Claim**" shall include any past, present, or future claim, dispute, or controversy involving Subscriber (or persons claiming through or connected with Subscriber), on the one hand, and any of the Blockstack Parties (or persons claiming through or connected with the Blockstack Parties), on the other hand, relating to or arising out of this Agreement, any Token, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section 15.5 below) the validity or enforceability of this Arbitration Provision, any part of this Arbitration Provision, or the entire Agreement; provided that "Claims" shall not be deemed to include any claims or disputes arising out of alleged breaches or violations of the federal and state securities laws of the United States. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

15.7. This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

15.8. This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any Token to any other party. If any portion of this Arbitration Provision other than Section 15.5 is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in Section 15.5 are finally adjudicated pursuant to the last sentence of Section 15.5 to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

15.9. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATED TO IT.

15.10 The Blockstack Parties agree and acknowledge that nothing in this Agreement shall be deemed to constitute a waiver of any Blockstack Party's compliance with the federal securities laws and the rules and regulations thereunder, nor shall it constitute a waiver by the Subscriber of any of the Subscriber's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

16. Additional Information and Subsequent Changes in the Foregoing Representations, Warranties and Covenants.

16.1. The Subscriber agrees to provide any additional documentation the Company or the Parent may reasonably request, including documentation as may be required by the Company or the Parent to form a reasonable basis that the Subscriber qualifies as an "accredited investor" as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act, or otherwise as a "qualified purchaser" as that term is defined in Regulation A promulgated under the Securities Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

16.2. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

16.3. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

16.4. The Subscriber acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the Blockstack Parties (in the sole and absolute judgment of such party or parties) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal), tax reporting and/or withholding requirements or otherwise.

Terms of Use

Terms of Use - Stacks Token

Last Updated: May 17, 2019

Welcome, and thank you for your interest in Blockstack Token LLC ("**Blockstack**," "**we**," or "**us**") and our website at www.stackstoken.com, along with our related websites (collectively, the " **Site**"). These Terms of Use are a legally binding contract between you and Blockstack regarding your use of the Site.

PLEASE READ THE FOLLOWING TERMS CAREFULLY.

BY ACCESSING OR USING THIS SITE, OR REGISTERING AN ACCOUNT ON THE SITE, YOU

AGREE THAT YOU HAVE READ AND UNDERSTOOD, AND, AS A CONDITION OF YOUR USE OF THE SITE, YOU AGREE TO BE BOUND BY, THE FOLLOWING TERMS AND CONDITIONS, INCLUDING BLOCKSTACK'S PRIVACY POLICY (TOGETHER, THESE "TERMS"). IF YOU ARE NOT ELIGIBLE, OR DO NOT AGREE TO THE TERMS, THEN YOU DO NOT HAVE OUR PERMISSION TO USE THE SITE. YOUR USE OF THE SITE, AND BLOCKSTACK'S PROVISION OF THE SITE TO YOU, CONSTITUTES AN AGREEMENT BY BLOCKSTACK AND BY YOU TO BE BOUND BY THESE TERMS.

ARBITRATION NOTICE. EXCEPT FOR CERTAIN KINDS OF DISPUTES DESCRIBED IN SECTION 15, YOU AGREE THAT DISPUTES ARISING UNDER THESE TERMS WILL BE RESOLVED BY BINDING, INDIVIDUAL ARBITRATION, AND BY ACCEPTING THESE TERMS, YOU AND BLOCKSTACK ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY OR TO PARTICIPATE IN ANY CLASS ACTION OR REPRESENTATIVE PROCEEDING. YOU AGREE TO GIVE UP YOUR RIGHT TO GO TO COURT TO ASSERT OR DEFEND YOUR RIGHTS UNDER THIS CONTRACT (EXCEPT FOR MATTERS THAT MAY BE TAKEN TO SMALL CLAIMS COURT). YOUR RIGHTS WILL BE DETERMINED BY A NEUTRAL ARBITRATOR AND NOT A JUDGE OR JURY. (SEE SECTION 15)

1. **Website Overview.** The Site provides information about the Stacks Token, as well as about our affiliates, the Blockstack platform and related products and services. From time to time, we may make Stacks Tokens available for purchase through the Site, solely to "qualified purchasers", as that term is defined in Regulation A, promulgated under the Securities Act of 1933, as amended. If of the applicable subscription agreement, allocation agreement and/or any other agreements made in connection with your purchase of Stacks Tokens (collectively, the "Purchase Terms").

Blockstack

2. **No Financial Advice.** Blockstack and the Site do not provide any financial opinions or advice. All content on the Site is for informational purposes only and should not be taken as investment advice. Use of the information provided on the Site for any financial decisions is solely at your discretion and at your own risk. Blockstack assumes no responsibility and makes no claims regarding the information on the Site, except as otherwise set forth herein.

3. **Eligibility.** You must be at least 18 years old to use the Site. By agreeing to these Terms, you represent and warrant to us that: (a) you are at least 18 years old; (b) you have not previously been suspended or removed from the Site; and (c) your registration and your use of the Site is in compliance with any and all applicable laws and regulations.

4. **Accounts and Registration.** To access some features of the Site, you may be required to register for an account or provide us with some information about yourself, such as your name, or email address, or other contact information. You agree that the information you provide to us is accurate and that you will keep it accurate and up-to-date at all times. When you register, you will be asked to provide a password. You are solely responsible for maintaining the confidentiality of your account and password, and you accept responsibility for all activities that occur under your account. If you believe that your account is no longer secure, then you must immediately notify us at hello@stackstoken.com.

5. **Licenses**

i. **Limited License.** Subject to your complete and ongoing compliance with these Terms and any applicable Purchase Terms, Blockstack grants you, solely for your personal use, a limited, non-exclusive, non-transferable, non-sub licensable, revocable license to access and use the Site.

ii. **License Restrictions.** Except and solely to the extent such a restriction is impermissible under applicable law, you may not: (a) reproduce, distribute, publicly display, or publicly perform the Site; (b) make modifications to the Site; or (c) interfere with or circumvent any feature of the Site, including any security or access control mechanism. If you are prohibited under applicable law from using the Site, you may not use it.

iii. **Information You Submit.** Except to the extent necessary to comply with the Purchase Terms, do not submit any information or other Materials that you consider confidential or proprietary through the Site. If you choose to provide input and suggestions regarding us, our products or services, or problems with or proposed modifications or improvements to the Site (“ **Feedback**”), then you do so on a non-confidential basis (regardless of any designation or indication to the contrary in the submitted information or any accompanying correspondence) and you hereby grant Blockstack an unrestricted, perpetual, irrevocable, non-exclusive, fully-paid, royalty-free, transferable sub licensable right to exploit the Feedback in any manner and for any purpose

6. **Ownership; Proprietary Rights.** The Site is owned and operated by Blockstack. The visual interfaces, graphics, design, compilation, information, data, computer code (including source code or object code), products, software, services, and all other elements of the Site ("Materials") provided by Blockstack are protected by intellectual property and other laws. All Materials included in the Site are the property of Blockstack or its third-party licensors. Except as expressly authorized by Blockstack, you may not make use of the Materials. Blockstack reserves all rights in and to the Materials not granted expressly in these Terms.

7. **Third Party Terms**

i. **Downloadable Software.** Use of any software or tools made available for download or use through the Site will be subject to the applicable terms of use provided with the software.

ii. **Third Party Services and Linked Websites**. The Site may contain links to third-party websites or functionality. Linked websites or third party functionality are not under Blockstack's control, and Blockstack is not responsible for their content. Blockstack may provide tools through the Site that enable you to export information to third-party services. By using one of these tools, you agree that Blockstack may transfer that information to the applicable third-party service. Third-party services are not under Blockstack's control, and, to the fullest extent permitted by law, Blockstack is not responsible for any third-party service's use of your exported information.

8. **Prohibited Conduct.** BY USING THE SITE YOU AGREE NOT TO:

a. use the Site for any illegal purpose or in violation of any local, state, national, or international law;

b. violate, or encourage others to violate, any right of a third party, including by infringing or misappropriating any third-party intellectual property right;

c. interfere with security-related features of the Site, including by: (i) disabling or circumventing features that prevent or limit use or copying of any content; or (ii) reverse engineering or otherwise attempting to discover the source code of any portion of the Site except to the extent that the activity is expressly permitted by applicable law;

d. interfere with the operation of the Site or any user's enjoyment of the Site, including by uploading or otherwise disseminating any virus, adware, spyware, worm, or other malicious code; or interfering with or disrupting any network, equipment, or server connected to or used to provide the Site;

e. perform any fraudulent activity including impersonating any person or entity, claiming a false affiliation, or accessing any other Site account without permission (including in connection with a Purchase Agreement);

f. sell or otherwise transfer the access granted under these Terms or any Materials (as defined

g. attempt to do any of the acts described in this Section 8 or assist or permit any person in engaging in any of the acts described in this Section 8.

9. **Modification of these Terms.** We reserve the right to change these Terms on a going-forward basis at any time. Please check these Terms periodically for changes. Modifications are effective upon publication. Except as expressly permitted in this Section 9, these Terms may be amended only by a written agreement signed by authorized representatives of the parties to these Terms. Disputes arising under these Terms will be resolved in accordance with the version of these Terms that was in effect at the time the dispute arose.

10. **Modification of the Site.** Blockstack reserves the right to modify or discontinue the Site at any time (including by limiting or discontinuing certain features of the Site), temporarily or permanently, without notice to you. Blockstack will have no liability for any change to the Site or any suspension or termination of your access to or use of the Site.

11. **Term.** These Terms are effective beginning when you accept the Terms or first, access or use the Site, and ending when terminated as described in this Section 11. If you violate any provision of these Terms, your authorization to access the Site and these Terms automatically terminate. In addition, Blockstack may, at its sole discretion, terminate these Terms or suspend or terminate your access to the Site, at any time for any reason or no reason, with or without notice. Upon termination of these Terms:(a) your license rights will terminate and you must immediately cease all use of the Site; (b) you will no longer be authorized to access your account or the Site; and (c) Sections 5.3, 6, 11, 12, 13, 14, and 15will survive.

12. **Indemnity.** To the fullest extent permitted by law, you are responsible for your use of the Site, and you will defend and indemnify Blockstack and its officers, directors, employees, consultants, affiliates, subsidiaries and agents (together, the "Blockstack Entities") from and against every claim brought by a third party, and any related liability, damage, loss, and expense, including reasonable attorneys' fees and costs, arising out of or connected with: a) your unauthorized use of, or misuse of, the Site; b) your violation of any portion of these Terms, any representation, warranty, or agreement referenced in these Terms, or any applicable law or regulation; c) your violation of any third party right, including any intellectual property right or publicity, confidentiality, other property, or privacy right; or d) any dispute or issue between you and any third party; provided, however, that the indemnity provided in this paragraph shall not extend to any claims or related liabilities, losses, damages or expenses of the U.S. federal or state securities laws. We reserve the right, at our own expense, to assume the exclusive defense and control of any matter otherwise subject to indemnification by you (without limiting your indemnification obligations with respect to that matter), and in that case, you agree to cooperate with our defense of those claims.

13. **Disclaimers; No Warranties**

KIND, WHETHER EXPRESS OR IMPLIED, RELATING TO THE SITE AND ALL MATERIALS AND CONTENT AVAILABLE THROUGH THE SITE, INCLUDING: (A) ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, QUIET ENJOYMENT, OR NON-INFRINGEMENT; AND (B) ANY WARRANTY ARISING OUT OF COURSE OF DEALING, USAGE, OR TRADE. BLOCKSTACK DOES NOT WARRANT THAT THE SITE OR ANY PORTION OF THE SITE, OR ANY MATERIALS OR CONTENT OFFERED THROUGH THE SITE, WILL BE UNINTERRUPTED, SECURE, OR FREE OF ERRORS, VIRUSES, OR OTHER HARMFUL COMPONENTS, AND SITE DOES NOT WARRANT THAT ANY OF THOSE ISSUES WILL BE CORRECTED.

NO ADVICE OR INFORMATION, WHETHER ORAL OR WRITTEN, OBTAINED BY YOU FROM THE SITE OR BLOCKSTACK ENTITIES OR ANY MATERIALS OR CONTENT AVAILABLE ON OR THROUGH THE SITE WILL CREATE ANY WARRANTY REGARDING ANY OF THE BLOCKSTACK ENTITIES OR THE SITE THAT IS NOT EXPRESSLY STATED IN THESE TERMS. WE ARE NOT RESPONSIBLE FOR ANY DAMAGE THAT MAY RESULT FROM THE SITE OR YOUR USE OF THE SITE. YOU UNDERSTAND AND AGREE THAT YOU USE ANY PORTION OF THE SITE AT YOUR OWN DISCRETION AND RISK, AND THAT WE ARE NOT RESPONSIBLE FOR ANY DAMAGE TO YOUR PROPERTY (INCLUDING YOUR COMPUTER SYSTEM OR MOBILE DEVICE USED IN CONNECTION WITH THE SITE) OR ANY LOSS OF DATA.

THE LIMITATIONS, EXCLUSIONS AND DISCLAIMERS IN THIS SECTION APPLY TO THE FULLEST EXTENT PERMITTED BY LAW. Blockstack does not disclaim any warranty or other right that Blockstack is prohibited from disclaiming under applicable law.

14. **Limitation of Liability**

TO THE FULLEST EXTENT PERMITTED BY LAW, IN NO EVENT WILL THE BLOCKSTACK ENTITIES BE LIABLE TO YOU FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES (INCLUDING DAMAGES FOR LOSS OF PROFITS, GOODWILL, OR ANY OTHER INTANGIBLE LOSS) ARISING OUT OF OR RELATING TO YOUR ACCESS TO OR USE OF, OR YOUR INABILITY TO ACCESS OR USE, THE SITE OR ANY MATERIALS OR CONTENT ON THE SITE, WHETHER BASED ON WARRANTY, CONTRACT, TORT (INCLUDING NEGLIGENCE), STATUTE, OR ANY OTHER LEGAL THEORY, AND WHETHER OR NOT ANY BLOCKSTACK ENTITY HAS BEEN INFORMED OF THE POSSIBILITY OF DAMAGE.

EXCEPT AS PROVIDED IN SECTION 15 AND TO THE FULLEST EXTENT PERMITTED BY LAW, THE AGGREGATE LIABILITY OF THE BLOCKSTACK ENTITIES TO YOU FOR ALL CLAIMS ARISING OUT OF OR RELATING TO THE USE OF OR ANY INABILITY TO USE ANY PORTION OF THE SITE OR OTHERWISE UNDER THESE TERMS, WHETHER IN CONTRACT, TORT, OR OTHERWISE, IS LIMITED EACH PROVISION OF THESE TERMS THAT PROVIDES FOR A LIMITATION OF LIABILITY, DISCLAIMER OF WARRANTIES, OR EXCLUSION OF DAMAGES IS INTENDED TO AND DOES ALLOCATE THE RISKS BETWEEN THE PARTIES UNDER THESE TERMS. THIS ALLOCATION IS AN ESSENTIAL ELEMENT OF THE BASIS OF THE BARGAIN BETWEEN THE PARTIES. EACH OF THESE PROVISIONS IS SEVERABLE AND INDEPENDENT OF ALL OTHER PROVISIONS OF THESE TERMS. THE LIMITATIONS IN THIS SECTION 14 WILL APPLY EVEN IF ANY LIMITED REMEDY FAILS OF ITS ESSENTIAL PURPOSE.

15. **Dispute Resolution and Arbitration**

i. **Generally**. In the interest of resolving disputes between you and Blockstack in the most expedient and cost-effective manner, and except as described in Section 15.2, you and Blockstack agree that every dispute arising in connection with these Terms will be resolved by binding arbitration except for any disputes arising out of alleged breaches or violations of the federal and state Securities laws of the United States. Arbitration is less formal than a lawsuit in court. Arbitration uses a neutral arbitrator instead of a judge or jury, may allow for more limited discovery than in court, and can be subject to very limited review by courts. Arbitrators can award the same damages and relief that a court can award. This agreement to arbitrate disputes includes all claims arising out of or relating to any aspect of these Terms, whether based in contract, tort, statute, fraud, misrepresentation, or any other legal theory, and regardless of whether a claim arises during or after the termination of these Terms. YOU UNDERSTAND AND AGREE THAT, BY ENTERING INTO THESE TERMS, YOU AND BLOCKSTACK ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY OR TO PARTICIPATE IN A CLASS ACTION.

ii. **Exceptions**. Despite the provisions of Section 15.1, nothing in these Terms will be deemed to waive, preclude, or otherwise limit the right of either party to: a) bring an individual action in small claims court; (b) pursue an enforcement action through the applicable federal, state, or local agency if that action is available; (c) seek injunctive relief in a court of law in aid of arbitration; or (d) to file suit in a court of law to address an intellectual property infringement claim.

iii. **Arbitrator**. Any arbitration between you and Blockstack will be settled under the Federal Arbitration Act and administered by the American Arbitration Association (" **AAA**") under its Consumer Arbitration Rules (collectively, " **AAA Rules**") as modified by these Terms. The AAA Rules and filing forms are available online at **adr.org**, by calling the AAA at 1-800-778-7879, or by contacting Blockstack. The arbitrator has exclusive authority to resolve any dispute relating to the interpretation, applicability, or enforceability of this binding arbitration agreement.

iv. **Notice of Arbitration; Process**. A party who intends to seek arbitration must first send a written notice of the dispute to the other party by certified U.S. Mail or by Federal Express (signature required) or, only if that other party has not provided a current physical address, then by electronic mail (" **Notice of Arbitration**"). Blockstack's address for Notice is: Blockstack Token LLC, c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. The Notice of directly, but if the parties do not reach an agreement to do so within 30 days after the Notice of Arbitration is received, you or Blockstack may commence an arbitration proceeding. All arbitration proceedings between the parties will be confidential unless otherwise agreed by the parties in writing. During the arbitration, the amount of any settlement offer made by you or Blockstack must not be disclosed to the arbitrator until after the arbitrator makes a final decision and award, if any. If the arbitrator awards you an amount higher than the last written settlement amount offered by Blockstack in settlement of the dispute prior to the award, Blockstack will pay to you the higher of: (i) the amount awarded by the arbitrator; or (i) $10,000.

v. **Fees**. If you commence arbitration in accordance with these Terms, Blockstack will reimburse you for your payment of the filing fee, unless your claim is for more than $10,000, in which case the payment of any fees will be decided by the AAA Rules. Any arbitration hearing will take place at a location to be agreed upon in Hudson County, New Jersey, but if the claim is for $10,000 or less, you may choose whether the arbitration will be conducted: (a) solely on the basis of documents submitted to the arbitrator; (b) through a non-appearance based telephone hearing; or (c) by an in-person hearing as established by the AAA Rules in the county (or parish) of your billing address. If the arbitrator finds that either the substance of your claim or the relief sought in the Demand is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), then the payment of all fees will be governed by the AAA Rules. In that case, you agree to reimburse Blockstack for all monies previously disbursed by it that are otherwise your obligation to pay under the AAA Rules. Regardless of the manner in which the arbitration is conducted, the arbitrator must issue a reasoned written decision sufficient to explain the essential findings and conclusions on which the decision and award, if any, are based. The arbitrator may make rulings and resolve disputes as to the payment and reimbursement of fees or expenses at any time during the proceeding and upon request from either party made within 14 days of the arbitrator's ruling on the merits.

vi. **No Class Actions**. YOU AND BLOCKSTACK AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN YOUR OR ITS INDIVIDUAL CAPACITY AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. Further, unless both you and Blockstack agree otherwise, the arbitrator may not consolidate more than one person's claims, and may not otherwise preside over any form of a representative or class proceeding.

vii. **Modifications to this Arbitration Provision**. If Blockstack makes any future change to this arbitration provision, other than a change to Blockstack's address for Notice of Arbitration, you may reject the change by sending us written notice within 30 days of the change to Blockstack 's address for Notice of Arbitration, in which case your account with Blockstack will be immediately terminated and this arbitration provision, as in effect immediately prior to the changes you rejected will survive.

viii. **Enforceability**. If Section 156 is found to be unenforceable or if the entirety of this Section 15 is case, the parties agree that the exclusive jurisdiction and venue described in Section 16.2 will govern any action arising out of or related to these Terms.

16. **Miscellaneous**

i. **General Terms**. These Terms, together with the Privacy Policy and any Additional Terms, are the entire and exclusive understanding and agreement between you and Blockstack regarding your use of the Site. If you purchase Stacks Tokens through the Site and there is a conflict between the applicable Purchase Terms, and these Terms, the Purchase Terms will control. You may not assign or transfer these Terms or your rights under these Terms, in whole or in part, by operation of law or otherwise, without our prior written consent. We may assign these Terms at any time without notice or consent. The failure to require performance of any provision will not affect our right to require performance at any other time after that, nor will a waiver by us of any breach or default of these Terms, or any provision of these Terms, be a waiver of any subsequent breach or default or a waiver of the provision itself. Use of section headers in these Terms is for convenience only and will not have any impact on the interpretation of any provision. Throughout these Terms the use of the word "including" means "including but not limited to". If any part of these Terms is held to be invalid or unenforceable, the unenforceable part will be given effect to the greatest extent possible, and the remaining parts will remain in full force and effect.

ii. **Governing Law**. These Terms are governed by the laws of the State of New Jersey without regard to conflict of law principles. You and Blockstack submit to the personal and exclusive jurisdiction of the state courts and federal courts located within Hudson County, New Jersey for resolution of any lawsuit or court proceeding permitted under these Terms. We operate the Site from our offices in New Jersey, and we make no representation that Materials included in the Site are appropriate or available for use in other locations.

iii. **Privacy Policy**. Please read the Blockstack Privacy Policy at **. https://stackstoken.com/privacy/** carefully for information relating to our collection, use, storage, disclosure of your personal information. The Blockstack Privacy Policy is incorporated by this reference into, and made a part of, these Terms.

iv. **Additional Terms**. Your use of the Site is subject to all additional terms, policies, rules, or guidelines applicable to the Site or certain features of the Site that we may post on or link to from the Site (the " **Additional Terms**"). All Additional Terms are incorporated by this reference into, and made a part of, these Terms.

v. **Consent to Electronic Communications**. By using the Site, you consent to receiving certain electronic communications from us as further described in our Privacy Policy. Please read our Privacy Policy to learn more about our electronic communications practices. You agree that any notices, agreements, disclosures, or other communications that we send to you electronically will satisfy any legal communication requirements including that those communications be in writing

vi. **Contact Information**. The Site is offered by Blockstack Token LLC, located at 111 Town Square Place, Suite 0231 Jersey City, NJ 07310. You may contact us by sending correspondence to that address or by emailing us at legal@stackstoken.com.

vii. **Notice to California Residents.** If you are a California resident, under California Civil Code Section 1789.3, you may contact the Complaint Assistance Unit of the Division of Consumer Services of the California Department of Consumer Affairs in writing at 1625 N. Market Blvd Suite S-02, Sacramento, California 95834, or by telephone at (800) 952-5210 in order to resolve a complaint regarding the Site or to receive further information regarding use of the Site.

viii. **No Support**. We are under no obligation to provide support for the Site. In instances where we may offer support, the support will be subject to published policies.

ix. **International Use**. The Site is intended for visitors located within the United States. We make no representation that the Site is appropriate or available for use outside of the United States. Access to the Site from countries or territories or by individuals where such access is illegal is prohibited.

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2.8. Participant represents and warrants that Participant: (a) (1) is not located or domiciled; (2) does not have a place of business; or (3) is not conducting business (any of which would make Participant a "**Resident**") in a jurisdiction in which access to or use of the Network and the Tokens is prohibited by applicable law, decree, regulation, treaty, or administrative act, (2) a Resident of, or located in, a jurisdiction that is subject to U.S. or other sovereign country sanctions or embargoes, or (3) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons Lists, or the U.S. Department of State's Debarred Parties List. Participant agrees that if Participant's country of residence or other circumstances change such that the above representations are no longer accurate, Participant will immediately cease using the Network and the Tokens and Company may refuse to deliver the Tokens to Participant. Participant further represents and warrants that if Participant is purchasing the right to receive Tokens on behalf of a legal entity: (1) such legal entity is duly organized and validly existing under the applicable laws of the jurisdiction of its organization, and (2) Participant is duly authorized by such legal entity to act on its behalf.

3. Information Provided by Participant.

3.1. The information that the Participant has furnished in the Participant Questionnaire is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that the Company accepts this Agreement. Further, the Participant shall immediately notify the Company of any change in any statement made in this Agreement prior to the Participant's receipt of the Company's acceptance of this Agreement, including, without limitation, Participant's status as an "accredited investor" and/or a "qualified purchaser." The representations and warranties made by the Participant may be fully relied upon by the Company, and any other Blockstack Party, and by any investigating party relying on them. The Participant acknowledges and agrees that the Participant shall be liable for any loss, liability, claim, damage and expense whatsoever (including all expenses incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon any inaccuracy in the representations and warranties in the information provided by the Participant.

3.2. The Participant confirms that all information and documentation provided to the Company and the Parent, including but not limited to all information regarding the Participant's identity, is true, correct and complete. The Participant is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to the Company and the Parent. The Participant has no present intention of becoming a resident of any other state or jurisdiction.

3.3. The representations, warranties, agreement, undertakings and acknowledgments made by the Participant in this Agreement will be relied upon by the Blockstack Parties and counsel to the Company in determining, among other things, whether to allow the Participant to receive Tokens. The representations, warranties, agreements, undertakings and acknowledgments made by the Participant in this Agreement shall survive the Participant's participation in the Program in order to obtain the opportunity to receive Tokens. The Participant agrees to notify the Company immediately if any of the Participant's representations, warranties and covenants contained in this Agreement become untrue or incomplete in any respect.

3.4. The Blockstack Parties may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Participant.

f. a statement by you that the above information in your notice is accurate and that, under penalty of perjury, you are the copyright or intellectual property owner or authorized to act on the copyright or intellectual property owner's behalf.

8.2. **Repeat Infringers**. App.co will promptly terminate the accounts of users that are determined by App.co to be repeat infringers.

9. **Modification of these Terms. We reserve the right to change these Terms on a going-forward basis at any time upon 7 days' notice by written notification such as a website posting or email. Please check these Terms periodically for changes. Changes are effective upon publication. Except as expressly permitted in this Section 9, these Terms may be amended only by a written agreement signed by authorized representatives of the parties to these Terms. Disputes arising under these Terms will be resolved in accordance with the version of these Terms that was in effect at the time the dispute arose.**

10. **Term, Termination and Modification of the Service**

10.1. **Term.** These Terms are effective beginning when you accept the Terms or first download, install, access, or use the Service, and ending when terminated as described in Section 10.2.

10.2. **Termination.** If you violate any provision of these Terms, your authorization to access the Service and these Terms automatically terminate. In addition, App.co may, at its sole discretion, terminate these Terms or your account on the Service, or suspend or terminate your access to the Service, at any time for any reason or no reason, with or without notice.

10.3. **Effect of Termination.** Upon termination of these Terms, your license rights will terminate and you must immediately cease all use of the Service and Sections 4.3, 5, 10.3, 11, 12, 13, 14 and 15 will survive.

10.4. **Modification of the Service.** App.co reserves the right to modify or discontinue the Service at any time (including by limiting or discontinuing certain features of the Service), temporarily or permanently, without notice to you. App.co will have no liability for any change to the Service or any suspension or termination of your access to or use of the Service.

11. **Indemnity.** To the fullest extent permitted by law, you are responsible for your use of the Service, and you will defend and indemnify App.co and its officers, directors, employees, consultants, affiliates, subsidiaries and agents (together, the "**App.co Entities**") from and against every claim brought by a third party, and any related liability, damage, loss, and expense, including reasonable attorneys' fees and costs, arising out of or connected with: (a) your unauthorized use of, or misuse of, the Service; (b) your violation of any portion of these Terms, any representation, warranty, or agreement referenced in these Terms, or any applicable law or regulation; (c) your violation of any third party right, including any intellectual property right or publicity, confidentiality, other property, or privacy right; (d) your submission of the Dapp to the Service; (e) use of any Dapp you submit to the Service; (f) the App Mining Program; or (g) any dispute or issue between you and any third party; provided, however, that the indemnity provided in this paragraph shall not extend to any claims or related liabilities, losses, damages or expenses of the U.S. federal or state securities laws. We reserve the right, at our own expense, to assume the exclusive defense and control of any matter otherwise subject to indemnification by you (without limiting your indemnification obligations with respect to that matter), and in that case, you agree to cooperate with our defense of those claims.

EXCEPT AS PROVIDED IN SECTION 14.4 AND TO THE FULLEST EXTENT PERMITTED BY LAW, THE AGGREGATE LIABILITY OF THE APP.CO ENTITIES TO YOU FOR ALL CLAIMS ARISING OUT OF OR RELATING TO (I) THE USE OF OR ANY INABILITY TO USE ANY PORTION OF THE SERVICE OR THE DAPPS, (II) THE APP MINING PROGRAM, OR (III) OTHERWISE UNDER THESE TERMS, WHETHER IN CONTRACT, TORT, OR OTHERWISE, IS LIMITED TO $100.

EACH PROVISION OF THESE TERMS THAT PROVIDES FOR A LIMITATION OF LIABILITY, DISCLAIMER OF WARRANTIES, OR EXCLUSION OF DAMAGES IS INTENDED TO AND DOES ALLOCATE THE RISKS BETWEEN THE PARTIES UNDER THESE TERMS. THIS ALLOCATION IS AN ESSENTIAL ELEMENT OF THE BASIS OF THE BARGAIN BETWEEN THE PARTIES. EACH OF THESE PROVISIONS IS SEVERABLE AND INDEPENDENT OF ALL OTHER PROVISIONS OF THESE TERMS. THE LIMITATIONS IN THIS SECTION 13 WILL APPLY EVEN IF ANY LIMITED REMEDY FAILS OF ITS ESSENTIAL PURPOSE.

14. **Dispute Resolution and Arbitration**

14.1. **Generally**. In the interest of resolving disputes between you and App.co in the most expedient and cost-effective manner, and except as described in Section 14.2, you and App.co agree that every dispute arising in connection with these Terms will be resolved by binding arbitration except for any disputes arising out of alleged breaches or violations of the federal and state Securities laws of the United States. Arbitration is less formal than a lawsuit in court. Arbitration uses a neutral arbitrator instead of a judge or jury, may allow for more limited discovery than in court, and can be subject to very limited review by courts. Arbitrators can award the same damages and relief that a court can award. This agreement to arbitrate disputes includes all claims arising out of or relating to any aspect of these Terms, whether based in contract, tort, statute, fraud, misrepresentation, or any other legal theory, and regardless of whether a claim arises during or after the termination of these Terms. YOU UNDERSTAND AND AGREE THAT, BY ENTERING INTO THESE TERMS, YOU AND APP.CO ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY OR TO PARTICIPATE IN A CLASS ACTION.

14.2. **Exceptions**. Despite the provisions of Section 14.1, nothing in these Terms will be deemed to waive, preclude, or otherwise limit the right of either party to: (a) bring an individual action in small claims court; (b) pursue an enforcement action through the applicable federal, state, or local agency if that action is available; (c) seek injunctive relief in a court of law in aid of arbitration; or (d) to file suit in a court of law to address an intellectual property infringement claim.

14.3. **Arbitrator**. Any arbitration between you and App.co will be settled under the Federal Arbitration Act and administered by the American Arbitration Association (“**AAA**”) under its Consumer Arbitration Rules (collectively, “**AAA Rules**”) as modified by these Terms. The AAA Rules and filing forms are available online at www.adr.org, by calling the AAA at 1-800-778-7879, or by contacting App.co. The arbitrator has exclusive authority to resolve any dispute relating to the interpretation, applicability, or enforceability of this binding arbitration agreement.

14.8. **Enforceability**. If Section 14.6 is found to be unenforceable or if the entirety of this Section 14 is found to be unenforceable, then the entirety of this Section 14 will be null and void and, in that case, the parties agree that the exclusive jurisdiction and venue described in Section 15.2 will govern any action arising out of or related to these Terms.

14.9 The Blockstack Parties agree and acknowledge that nothing in this Agreement shall be deemed to constitute a waiver of any Blockstack Party's compliance with the federal securities laws and the rules and regulations thereunder, nor shall it constitute a waiver by the Participant of any of the Participant's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

15. **Miscellaneous**

15.1. **General Terms**. These Terms, together with the Privacy Policy and any other agreements expressly incorporated by reference into these Terms, are the entire and exclusive understanding and agreement between you and App.co regarding your use of the Service. You may not assign or transfer these Terms or your rights under these Terms, in whole or in part, by operation of law or otherwise, without our prior written consent. We may assign or transfer these Terms at any time without notice or consent. The failure to require performance of any provision will not affect our right to require performance at any other time after that, nor will a waiver by us of any breach or default of these Terms, or any provision of these Terms, be a waiver of any subsequent breach or default or a waiver of the provision itself. Use of section headers in these Terms is for convenience only and will not have any impact on the interpretation of any provision. Throughout these Terms the use of the word "including" means "including but not limited to". If any part of these Terms is held to be invalid or unenforceable, the unenforceable part will be given effect to the greatest extent possible, and the remaining parts will remain in full force and effect.

15.2. **Governing Law**. These Terms are governed by the laws of the State of New York without regard to conflict of law principles. You and App.co submit to the personal and exclusive jurisdiction of the state courts and federal courts located within New York County, New York for resolution of any lawsuit or court proceeding permitted under these Terms that is not resolved pursuant to Section 15. We operate the Service from our offices in New York, and we make no representation that Materials included in the Service are appropriate or available for use in other locations.

15.3. **Privacy Policy**. Please read the App.co Privacy Policy carefully for information relating to our collection, use, storage, disclosure of your personal information. The App.co Privacy Policy is incorporated by this reference into, and made a part of, these Terms.

15.4. **Additional Terms**. Your use of the Service is subject to all additional terms, policies, rules, or guidelines applicable to the Service or certain features of the Service that we may post on or link to from the Service (the "**Additional Terms**"). Participation in the App Mining program is subject to the App Mining Participant Terms, available at https://app.co/mining/terms and the Additional Agreement for Stacks Tokens incorporated therein, available at [link]. All Additional Terms, including the App Mining Participant Terms, are incorporated by this reference into, and made a part of, these Terms.

15.5. **Consent to Electronic Communications**. By using the Service, you consent to receiving certain electronic communications from us as further described in our Privacy Policy. Please read our Privacy Policy to learn more about our electronic communications practices. You agree that any notices, agreements, disclosures, or other communications that we send to you electronically will satisfy any legal communication requirements, including that those communications be in writing.

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13.9	E-mail to existing investors in Blockstack PBC, sent following filing of Form 1-A on April 11, 2019
13.10	E-mail to Blockstack community, sent following filing of Form 1-A on April 11, 2019
13.11	Frequently Asked Questions posted on *stackstoken.com* on April 16, 2019
13.12	WeChat transcript of TokenGazer AMA event on April 25, 2019
13.13	Presentation to prospective investors, dated May 2019
13.14	Quarterly update email to community, sent on May 1, 2019
13.15	Presentation at CoinDesk Consensus 2019, delivered on May 14, 2019
13.16	Transcript of event at The Japan Society on April 16, 2019
13.17	E-mail to holders of vouchers regarding voucher registration, sent on May 18, 2019
13.18	E-mail to holders of vouchers regarding voucher registration, sent on May 20, 2019
13.19	E-mail to holders of vouchers regarding extension of voucher registration, sent on May 24, 2019
13.20	E-mail to holders of vouchers regarding voucher registration, sent on May 27, 2019
13.21	Voucher registration work flow
13.22	Voucher submission template
13.23	Voucher completion template
13.24	Transcript of Crypto AMA, conducted on May 29, 2019
13.25	Email to Blockstack community regarding general pre-registration, sent on May 31, 2019
13.26	Blog post posted on *blockstack.org/blog* regarding general pre-registration on May 31, 2019
13.27	Landing page for *CantBeEvil.com*
13.28	General pre-registration work flow
13.29	Landing page for *stackstoken.com*
13.30	Text of Google AdWords advertisements
15.1#	App Mining algorithm
15.2#	App Mining Participant Terms
15.5#	Correspondence to Securities and Exchange Commission dated December 2l, 2018
15.6#	Correspondence to Securities and Exchange Commission dated March 1, 2019
15.7#	Draft offering statement previously submitted on September 13, 2018 pursuant to Rule 252(d) (incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T)
15.8#	Draft amended offering statement previously submitted on December 21, 2018 pursuant to Rule 252(d) (incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T)

---

* To be filed by amendment
† Indicates a management contract or compensatory plan
# Previously filed
^ Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

DOC 5 Header

Exhibit 13.16

This transcript was exported on May 31, 2019 - view latest version here.

Muneeb Ali:	00:05	Really excited to tell you about the new Blockstack architecture. And, before I start, so I'm a computer scientist at heart. It pains me to run you through disclaimers like these, but some of you might have noticed that we have done a public filing with the SEC for a crypto token offering in our effort to open up our netbook and the platform to general investors, which means that I have to give you this disclaimer, that this is purely a technical presentation. I'm just talking about the technology, this is not an offering for anything. For any offering-related questions or material, you should just refer to our SEC filing.
Muneeb Ali:	00:52	Another comment about forward-looking segments, I especially have to be very careful about what I can and cannot say. During the presentation, I might look into the future a little bit. Those are forward-looking statements. The stuff I say may never happen. With that said, let's talk about Blockstack, which is a full-scale decentralized computing platform.
Muneeb Ali:	01:17	I think we first need to understand what's happening in computing in general. We used to have mainframes, those big monsters would take up the entire space in an office. In a way, that was a very centralized way of computing. Your terminal was a dumb machine, and you would connect to the mainframe that would do all the computing for you, and all of your data was also stored there. If people remember the excitement that came with the desktops, these are the days of Steve Jobs and Apple. There was a revolution where now people can own their own computers. They can actually do whatever they want with them, they can even assemble them. That was the revolution of desktop computing.
Muneeb Ali:	02:03	Something happened after that, and in a way, we started moving towards this centralized idea of cloud computing. If you squint your eyes a little bit, the cloud looks like a large mainframe. Your laptops are pretty much like dumb screens again. You can't do anything useful with them without connecting to these large mainframes. An interesting thing over here is at every step of this broad shift, there was something that was a mode for a very large company. So, imagine IBM taught everything is about the hardware. They had really wanted to control the hardware, and didn't care about software that much.
Muneeb Ali:	02:42	When people could just assemble their own computers in the desktop era, software became a part, and companies like Microsoft would charge you a software license to be able to install anything. They grew a large tech company around that scarce resource.

		Then the world kind of shifted again. Google has never charged you a software license for anything. They are treating the user data as a scarce resource. Companies like Facebook and Google, all they do is that they're in the business of knowing more and more about their users, and then they monetize that data. What I'm telling you here is that the world is shifting again.
Muneeb Ali:	03:24	What if you can no longer monetize user data? What if there's a completely different computer architecture where users are in control of their own data, and apps get installed almost like how desktop apps used to get installed? Another interesting thing to notice here is at every step, the industry keeps getting bigger. The reason for that is you're enabling more innovation. You're enabling more developers to build the kind of things that they want to build, and they're not limited by not having access to some underlying resource.
Muneeb Ali:	03:52	We're at the era where we don't have access to the kind of information that Facebook and Google does, but what if that completely changes, and developers can build the kind of things that they want to build? That's the world I'm going to talk about today.
Muneeb Ali:	04:07	At Blockstack, we have more than 80 independent applications built on our platform already. These include alternatives to Google Docs, Facebook, LinkedIn, One Password, Docusign, and the list goes on and on and on. All these icons are real. Developers were able to do that because all the hard work that went into building the underlying platform. We were able to reduce decentralized computing and all of its complexity to very simple developer interfaces. Developers can go through our tutorials, sometimes in even less than an hour. All they have to worry about is how to store data, what software library are they going to use, and how they would use a decentralized authentication system, instead of usernames or passwords or relying on something like Facebook. I'll go deeper into what the computing stack looks like.
Muneeb Ali:	05:13	Let me first tell you a little bit about the Blockstack journey. The project was founded in 2013, at Princeton University by a computer scientist including myself. I did my Ph.D there. We were really in R&D phase for almost four years. Venture capitalists like Union Square Ventures, Y Combinator, Naval Ravikant and other, they basically took a bet on a research project that looked crazy, and were like, "Let's see where this goes." They're trying to build something completely different from what exists, and we are going to back this team and see what they come out with their R&D.

Muneeb Ali:	05:50	Around 2017, we raised a series A round, again, Union Square Ventures led our series A investment. Then we started working on launching our block chain. If you look at other block chain projects and you notice this trend over and over again, that we seem to be doing things completely opposite to a lot of other block chain projects. Block chain projects start doing R&D after launching something and having a white paper. We were careful enough to spend four years before launching anything so that we are comfortable with the technology that we have built. We took the technology to the relevant computer scientists and got it peer reviewed, and iteratively kept releasing more production systems. It’s a very careful approach to building a decentralized computing network.
Muneeb Ali:	06:37	Our team actually has computer scientists from universities like Princeton and Stanford. These are some of the brightest minds I’ve ever came across in my life. I feel so grateful to get to work with them. Some of these people, like Jude or Aaron, who were with me at Princeton University, I could never imagine that I would convince them to come and work at Blockstack. And they did. They did, and it’s been quite a journey. It’s not just about computer science and distributed systems and doing breakthrough research. You also need a very strong product and engineering team as well, that can actually take that technology, commercialize it, build production systems with good user interfaces, and take this technology to a broader audience. I’m really grateful to have a really strong product and engineering team as well.
Muneeb Ali:	07:34	Let’s start taking a look into the Blockstack platform. As I said that it’s a replacement for cloud computing, it almost implies that if you’re trying to replace cloud computing, you have to replace all the different components of cloud computing as well. Here’s a long list; you have to give developers an alternative to authentication. You have to tell them where can they store their data. You have to be able to get consensus on something without a central company basically running a database and giving you consensus for that. That’s the work that was done over the four years of R&D.
Muneeb Ali:	08:15	Once we were able to deliver on the core platform, imagine an analogy would be that Amazon was first able to build something like AWS. AWS was ready, and then startups started building applications on top of it. That’s the exact same thing that is happening on top of Blockstack now, where developers are building decentralized alternatives to services that we are used to.

		These are the alternatives to Whatsapp and Facebook and LinkedIn that I mentioned earlier. I want to clarify that we are not trying to reinvent the wheel here.
Muneeb Ali:	08:49	Sometimes people classify us as a new internet or a different internet, and in some sense that's true, but I want to point out that the lower layers of the internet stack are already decentralized. They were actually designed in a way to survive even a nuclear war. Some of the lower layer protocols are very resilient, and there's no single point of failure. It's what started happening at the application layer, basically at cloud computing, where single companies started providing all the services to different developers and different users, and became these massive single points of control and failure. That's the replacement that we are now offering to developers and users. This is what the full stack computing platform looks like. Most of this is shipped. Some things like smart contracts and the full-scale mining is actually in the works, and we should be able to release more details on our smart contract language this quarter.
Muneeb Ali:	09:51	I want to differentiate our approach with a lot of other decentralized computing or block chain projects. I think at a high level, we have this design philosophy that we don't believe in "heavy block chains." We don't want to put a lot of logic at the block chain layer itself. Some of you might be familiar with all of the scalability debates that happened in various block chain projects, and we sort of take a step outside of it, and we have the view that block chains just don't scale, period. Most of the limitations are at the level of physics and actual bandwidth. That is extremely hard, almost impossible to change. You have to design the stack in a way that you're not relying on the block chain layer that much.
Muneeb Ali:	10:37	Our block chain is extremely light. We don't put a lot of logic on it, and most of the interesting things happen outside of the block chain. We focus a lot on having a really reliable, really scalable storage system. That's why Blockstack would be ranked very high on full stack scalability. These applications can scale to millions of users today. It's not an open R&D question for us, that can you scale?

PART 1 OF 3 ENDS [00:11:02]

Muneeb Ali:	11:02	The second thing that we noticed with most other blockchain projects is that there seems to be a fascination with Turing complete languages or even running full scale compilers and letting developers do anything that they want on top of these platforms. We fundamentally believe that that's the wrong approach. What you need to optimize for is security and predictability. Imagine a computer program that is controlling people's money or digital assets, the only thing you want to optimize for is the security of that code, that the code does what it's supposed to do and it doesn't do anything else. I think that's another thing where Blockstack's approach really stands out.
Muneeb Ali:	11:43	These problems are not theoretical. If you do a quick search of what's happening in the crypto industry, you'll notice that it's filled with security problems, it's filled with scalability problems, and the entire industry seems to be stuck at this place where there aren't any applications that are scaling to millions of users because the underlying platforms can't scale to millions of users. First you need to solve the problem at the infrastructure layer, and only then you will start getting these applications that have real use cases and can actually work.
Muneeb Ali:	12:17	So, I can't cover the entire computing stack. I'm going to focus on the three most important components, and they are the authentication layer, the storage layer, that's called Gaia, and then the Stacks blockchain, and I'll cover some of the smart contracts as well when I talk about the blockchain.
Muneeb Ali:	12:37	First of all, our authentication protocol. Now imagine as a user, what if you had a universal username on the internet? It's yours. It works on every single website, every single application, you never have to deal with passwords. You never have to make a new account ever again. It sounds magical. That's literally what this is. It is almost like that missing piece that probably should have been a part of the internet to begin with but we never had it. You register this username as a digital asset, and you own it with a private key, and that's where user education comes in. We have to educate users about what these private keys are, and how there is no company that can reset your password and this is something that you directly own as if you directly own Bitcoin, for people who are who are familiar with that.
Muneeb Ali:	13:29	On the developer side, all you have to do is use our very easy to use developer libraries. Instead of using let's say, the library that lets you insert Facebook Connect, you would use our authentication protocol.

		These are real applications. I just randomly picked four of them and you can notice that there are different ways in which they're asking their users to log into Blockstack. The interesting thing here is you sign up on any single one of these applications, you can use the same account everywhere else.
Muneeb Ali:	13:59	There are no passwords. It almost feels like one click, and you log in almost as if there's no difference between creating a new account or coming back and logging in. Once you leave or you delete some application, you're not leaving a data trace with different service providers because the data is being written with you, and that's the next thing, our Gaia storage system.
Muneeb Ali:	14:24	For the storage system, I think the analogy to have in mind is that imagine private data lockers. They're yours, no one can access them and apps are writing data in your private data lockers. In this example, let's say there are two users, me and Brittany, who's sitting here in the front seat, and the blue data lockers are mine, green are hers, so we could keep them on our laptops or even a cloud provider like Dropbox or Google Drive.
Muneeb Ali:	14:55	For Dropbox, this is very different from using Dropbox traditionally. We've reduced them to a dumb cloud storage provider. We are putting encrypted data blobs on top of them and Dropbox engineers have no visibility into what is this thing that you're storing there. It's your personal private data locker, and internally, we have implemented something like a wide area file system where you can plug in your private data drive and apps would work with it seamlessly.
Muneeb Ali:	15:26	That's a high level of how the Gaia storage system works. In a way it's enabling like a personal private cloud for each one of you, instead of you giving all of your data to large companies, and then getting into all sorts of trouble that comes along with giving your data to large companies.
Muneeb Ali:	15:48	The next thing is our Stacks blockchain. We for the longest time wanted to build on top of some existing blockchain and we have tried this experiment on a much smaller blockchain back in the days in 2014, 2015 called Namecoin and we also tried building on top of Bitcoin. At the end of the day, we have concluded that existing blockchains are not sufficient for what we want to do, so we basically went down all the way to creating a new blockchain as well.

Muneeb Ali:	16:21	A fundamental thing with launching new blockchains is that they're inherently not very secure in the early days. You would have heard a lot about the security of Bitcoin, that it is the blockchain that is the most secure. It has the most hash power, and roughly the reason for that is it's very hard for any single party to attack the Bitcoin blockchain. If I launch a new blockchain today, maybe nobody would notice and no one would bother attacking it but there is a possibility that in the early days of our new blockchain, it's relatively easy for some malicious actor to try and attack that blockchain. That's why we designed a new type of proof of work mechanism. We're calling it tunable proof of work. What that does is it lets you reuse the hash power of an existing blockchain to bootstrap a new blockchain. I think that's very interesting because Bitcoin is not the be all and end all of blockchains. I know there are many Bitcoin maximalists out there who would close their eyes to anything that is not Bitcoin but if you take a long enough timeline, it feels hard to imagine that Bitcoin was the first and the only thing that ever worked, but at the same time, we should recognize the reality that Bitcoin is the most secure blockchain, so how can we bootstrap new things using Bitcoin's hash power? That is precisely what we do here.
Muneeb Ali:	17:50	Imagine like something like a 5% weight is given to a new proof of work algorithm that is ours. Most of the weight is given to this process that we have called proof of burn, which is the way we reuse the hash power of Bitcoin. Over time, as hash power grows on our network, we can tune this, we can start giving more way to our proof of work and over time, depend less and less on the Bitcoin blockchain or some other blockchain that is extremely secure. That's the base idea behind tunable proof of work.
Muneeb Ali:	18:34	For proof of burn itself, which is going to be the primary way initially how we achieve consensus, think of this as the problem that we are trying to solve is we want to elect a single leader, a node that can write blocks to the Stacks blockchain and the way we are doing it that anyone who wants to participate in mining indicates their interest by burning Bitcoin on the Bitcoin blockchain.
Muneeb Ali:	19:02	Once that happens, we have a verifiable random function that would pick a winner. Sure, you can increase your odds of getting selected by burning more Bitcoin, but the function is random at heart, and whoever is picked to be a leader gets to write the next block. It sounds very simple. It's not that simple. I would highly encourage everyone to go and watch this talk by Jude Nelson, who's one of our core developers.

He gave that talk at Hong Kong recently, where he dives deep into different corner cases and the sophistication of this particular algorithm and the way that we have implemented it.

Muneeb Ali: 19:50 For our smart contract language, I would just point out the way we designed it. This is going to be launched later in the quarter, and there were certain design principles that we were following. Again, as I mentioned earlier, that we end up doing things that somehow is the exact opposite of what others are doing in this industry and I'll give you the reasons why. The first thing is, our smart contract language is not Turing complete. People seem to sell Turing complete languages, like they're more expressive, and you can write anything in it. Maybe you don't want developers to write anything. Maybe you want to protect developers from themselves because it should, you should be optimizing for formal verification that you should be able to verify what this program is going to do before you run it. That's the next point, that smart contracts on the Stacks blockchain are actually evaluated when you publish them, instead of when you run them.

Muneeb Ali: 20:54 An analogy for this would be that you want to know that the software that is controlling an airplane is secure before you take off, and not let the program do whatever it wants to do while you're mid-flight, evaluating these programs at runtime, where you have no idea what the smart contract is going to do when you can be potentially dealing with millions of dollars of money or digital assets that are very valuable, is a bad idea.

Muneeb Ali: 21:24 Similarly, we actually don't have a compiler for this language, and the reason is, and then this is a very subtle point that most developers don't understand that even if you do formal verification on a language, and then you run it through a compiler, the thing that's running is the compiled code, which was not formally verified, and there have been cases where bugs have been found and compilers, again the airline example. You don't want a flight to crash because there was a bug in your compiler. We don't use a compiler at all so you can be sure that the thing that you formally verified is the exact ...

PART 2 OF 3 ENDS [00:22:04]

Muneeb Ali: 22:00 ... sure that the thing that you formerly verified is the exact code that is running as a smart contract. I would also like to point out a major difference. In most of the blockchain projects, everything is a smart contract.

		That is the only language that is available to developers to build on that platform.
Muneeb Ali:	22:22	So imagine that what you want to build is a decentralized Twitter and you are forced to build that as a smart contract where people are sending transactions every time they're tweeting, which just sounds odd. In our platform, everything is not a smart contract. Barely anything is a smart contract. People are working with the programming languages that they are comfortable with. They're using our developer tools, and they use a programming, like a smart programming language only when they need to deal with digital assets or some logic that should be automated at the blockchain layer.
Muneeb Ali:	22:58	I'm going to expand this comparison to our general design philosophy. I already mentioned the difference between heavy blockchains and light blockchains. Imagine that we don't want to keep a lot of complexity in the middle of the network. We want the network to be very, very simple, and we want to deal with complexity at the edges.
Muneeb Ali:	23:19	This is actually a very well-known distributed systems design principle. It's called the end-to-end design principle. It's by David Clark, who was a chief protocol architect of the internet. He's a researcher at MIT. Time and time over again in various different fields, even in hardware, we have seen that whenever you ... there are two competing architectures and one of them is very simple at the core and one of them is very complex at the core, the simple thing always ends up winning. That's the camp that Blockstack is in.
Muneeb Ali:	23:56	Also, I think in general we are in a very early stage in the crypto industry. Some of the well-defined engineering and scientific principles that we have seen in cloud computing, like imagine all the scalable systems that were built by Amazon or Google. They were published at venues like NSTI or OSTI and these other distributed system conferences. There are well-known engineering practices through which these systems go before they are pushed out to production. We are not seeing that in crypto right now.
Muneeb Ali:	24:32	But Blockstack is a project that believes in the scientific process, that believes in good engineering, hygiene and practices, and that's what we have been doing over here when we are building these massively scalable systems.

Muneeb Ali:	24:46	Finally, I would point out the difference of storage. This idea that you can somehow put every user's data on the blockchain and then somehow magically figure out how to scale that blockchain is next to impossible. You have to have a storage system that can actually scale, that can give you the same kind of performance that you would get from cloud computing, and that is not trying to put data on the blockchain or in some sort of a peer to peer system. I won't go into the details of why such peer to peer systems are bad, but imagine that you don't want some random person in a coffee shop to be hosting your data. When that person closes the laptop and walks out, you can no longer access your data.
Muneeb Ali:	25:33	There was a really good amount of work that was done in designing really scalable cloud storage systems, and we are repurposing all of that work when we design the Gaia system.
Muneeb Ali:	25:47	So in general, the thing that excites me the most is looking at the stuff that developers are building on top of Blockstack. So imagine an app store, an Apple app store. There are different categories of applications like social apps or blogging or messaging. Most of those categories of applications already exist on top of Blockstack today. Some of them, like games or gambling or decentralized finance, would be enabled when we launch our smart contract language.
Muneeb Ali:	26:22	Let me quickly go over the stacks token as well. I didn't want to discuss it too much because that's where it links with our SEC offering, but at a very high level the stacks token is used as fuel whenever you are registering digital assets or smart contracts. Right, so you consume the token when you're performing these operations on the network. Also for smart contracts, you are sending the stacks token to the contract for the contract to run. So in a way, the tokens are also used for computations that are happening at the blockchain layer, at the smart contract layer.
Muneeb Ali:	27:04	But a very important role of tokens is actually for aligning incentives. Imagine that when Facebook hires an engineer, Facebook would give stock options to that engineer in the company. In the world that we are building, there is no company. It's a decentralized ecosystem. So the tokens work as incentives for the core developers, for example, the employees of Blockstack PBC, but also developers in general. We designed this app mining mechanism where these tokens can flow to developers who are building high quality applications. We've been running that program in pilot for a couple of months. Roughly $100,000 of value flows through that system in the pilot phase, and if you read our SEC filing, you'll notice that that value numbers are slowly going up.

I'll leave it as an exercise to you guys to figure out what the new numbers are. Due to this app growth engine, app mining, where we're aligning incentives for developers to basically focus on increasing the quality of their application. So imagine that it's a mechanism where we can add different reviewers, and over time we will decentralize the entire process of how reviewers even get added or booted from the system. But imagine that we want the usability of applications to become better. We can tune the knob, add a reviewer that is explicitly ranking these applications based on the usability. All the developers are, basically have incentive now to try and go and improve that.

Muneeb Ali: 28:44 So the end result for the app mining process is almost like a decentralized app store where the top applications that surface to the front are actually really good applications as decided by the various metrics that those reviewers were reviewing them on.

Muneeb Ali: 29:02 And just to give you an idea of this program, it's been running for a fairly short amount of time now. Over Q4 and Q1 the number of applications built on the platform doubled quarter over quarter. So that was the time that we spent in R&D and the infrastructure building, and now various parts of the platform are coming together. Developers have the full tool set, everything they need to be able to build these applications. Now we are focusing on getting more high quality applications on the platform.

Muneeb Ali: 29:37 We've also started reaching out to various communities around the world. We host this flagship event every year. Last year it was in Berlin where Edward Snowden was the keynote speaker. That was a very exciting event. This year it's not announced yet, but our main flagship event is going to be in San Francisco. In general, I think we're a team that has been really heads-down and focused on engineering. We haven't spent that much time or effort in taking the message out and telling the world about what we have done, but still there are articles in New York Times or there's a course at MIT on decentralized applications where all the students are actually using Blockstack in their lab exercises.

Muneeb Ali: 30:27 My personal favorite is this book on computer network, which happened to be the book that I used in my undergrad, and I learned computer networks from there. In fact, got convinced to do a PhD in computer networking by reading that book. It's by Larry Peterson.

		He's the advisor of Jude Nelson. In the next version of the computer networking book he's including Blockstack as an example of introducing decentralized computing. That was like coming back full circle for me, and a very deeply satisfying thing.
Muneeb Ali:	31:03	I know that many developers or even users feel very frustrated by what's happening at large companies like Facebook where every other day you see a story of how user data was being used. Or as a developer when you can't access this information. You can't innovate on top of these platforms, and you feel like the cloud is this big, evil thing that is in the control of only a few companies. Well, my message to all of you out there is that there is light above the clouds. All of us can actually help evolve it towards decentralized computing.
Muneeb Ali:	31:43	Thank you so much.

PART 3 OF 3 ENDS [00:31:49]

DOC 13 Header

Exhibit 13.24

Crypto AMA

29 May 2019

SN **Spencer Noon** 10:18

⬛ Reminder that we have our AMA with Muneeb and the Blockstack team at 1pm EST!

In reply to this message 10:18

Pre-Reads.

In reply to this message 10:19

Whitepaper.

In reply to this message 10:19

Podcast.

In reply to this message 10:19

Questions.

Brittany L joined group by link from Spencer Noon

SN **Spencer Noon** 12:50

10-minute warning!

Christian Yardley joined group by link from Spencer Noon

FL joined group by link from Spencer Noon

Muneeb Ali joined group by link from Spencer Noon

Patrick Stanley joined group by link from Spencer Noon

BL **Brittany L** 13:03

all here!

SN **Spencer Noon** 13:04

Alright guys, let's do this since it looks like we've got everyone here. Everyone please give a warm welcome to Muneeb, Brittany, and Patrick from Blockstack!

As a reminder for everyone participating, please keep the discussion respectful and on-topic at all times. 13:04

BL **Brittany L** 13:04

Hello! Thanks for having us Spencer●

SN **Spencer Noon** 13:05

Crypto AMA

TB **Tim Beiko** 13:06

Not sure if we can ask questions yet, but here I go: it's a bit unclear from the SEC documents (or my reading of them●) when the offering would happen, and then what lockups would look like. Could you please give a bit of detrails on how that would work for both voucher and non-voucher purchasers? Thanks!

SN **Spencer Noon** 13:06

In reply to this message

This is a great question. Hold this thought and we'll have the team address after they do intros. Thx Tim

BL **Brittany L** 13:06

Hi! I work on Investor Relations and Token Economics at Blockstack. Prior I ran @LatticeVC and worked for 3+ years @USV. I got into crypto in 2013 when we invested in Coinbase out of YC. I've been VC investing in crypto since, including Coinbase, Media Chain, Blockstack, IPFS, Stronghold, Open Bazaar, and more. I joined Blockstack in 2019 but invested in the team during their seed round in 2014. So I've seen it go from 2 people to 25+ people today!

PS **Patrick Stanley** 13:08

Patrick here. I'm the Head of Growth at Blockstack. I joined Blockstack 2 years ago when we were just a team of 4 with no apps. Since then we've grown the core company to 30 people and over 110 apps. I used to work in fintech as the first employee at Earnest (a16z backed) which got acquired by Navient a couple years ago. I started in blockchain by buying my first bitcoin in 2013 and went down the rabbit hole from there.

MA **Muneeb Ali** 13:09

Hey everyone! Muneeb here. Co-founder and CEO Blockstack PBC. I did my PhD at a Princeton university, specializing in distributed systems. Used to work in cloud computing before and started Blockstack in 2013. I've worked on highly scalable distributed systems and internet protocols and excited to bring decentralized computing to the world now.

TB **Tim Beiko** 13:10

Other question (sorry Spencer●): Blockstack seems like one of the few projects taking a truly differentiated approach in how you are designing your platform vs. all the "smart contract platforms" competing over the same handful of metrics. How did you iterate to the design you currently have? What informed that process?

Crypto AMA

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BL **Brittany L** 13:11

In reply to this message

The offering will happen upon qualification of the SEC. Within 2 days of the qualification the sale will begin. In terms of lock ups, the details are on page 3 of the circular. Stacks sold in this offering are subject to a tempoary "time lock", then 1/24th will be released monthly over 24 months.

TB **Tim Beiko** 13:12

Got it, thanks! What is "2 questions of the qualification"?

Also: I assume the lockup is the same for both voucher and non- voucher purchases? 13:12

BL **Brittany L** 13:13

In reply to this message

Voucher holders will be treated the same as other Reg A investors in this round. They will have the same time lock.

MA **Muneeb Ali** 13:13

In reply to this message

Look ups for everyone in the upcoming offering is monthly unlocking over 2 years (starting from time of distirbution). RE when the offering will happen that really depends on the qualification from the SEC. Internally, we're trying to get ready so we're ready to go as soon as the SEC qualification comes (I must say here that it may never come; full disclosures are in the offering ciruclar).

BL **Brittany L** 13:15

In reply to this message

within 2 days - haha, not sure how that turned into "questions"

DR **Dan Robinson** 13:15

The new whitepaper emphasizes the role of the native Stacks token (and I see the primitives for controlling it in https://github.com/blockstack/blockstack-core/blob/develop/sip/sip-002-smart-contract-language.md), but other tokens will have to be implemented using the contract language, right? Are you working on an ERC20-like standard token interface?

BL **Brittany L** 13:17

We jumped into questions, but going back to the beginning. Here's a bit more about Blockstack and where we're at...

Muneeb Ali

Crypto AMA

decades. It's a scientific field like physics or applied cryptography and there is a disciplined approach to the challenges we're facing. We have 5 PhDs in distributed systems on our team to give you a sense of their quality one of the co-authors of our technical paper Prof. Mike Freedman recently won the 2018 ACM Grace Murray Hopper Award for scalable, performant distributed systems.

BL **Brittany L** 13:18

Blockstack is building a platform and tools for developers to create decentralized applications. There are now over 100 independent applications built on top of Blockstack already and our community continues to grow. The project started in 2013 during Muneeb's PhD research at Princeton in Computer Science. The team has strong expertise in distributed systems, consensus algorithms, and security analysis.

We spent the first 4 years in R&D, then the past two years on building infrastructure – with the launch of our blockchain in October 2018. We're now focused on growing the ecosystem, serving app developers, and launching smart contracts later this year. 13:20

MA **Muneeb Ali** 13:23

In reply to this message

RE developers being able to create new tokens, see our roadmap https://blockstack.org/roadmap/where we talk about allowing developers to create new tokens in Q3/Q4. For ECR-20 like standard, there will be some standard -- we'll need to review what exactly that ends up looking like.

JM **Jonathan Marcus** 13:24

Of the ~ 100 apps, what are a few of the more compelling ones and who built them?

RG **Ryan Gentry** 13:25

How does Blockstack's virtual mining compare to classic Bitcoin sidechain designs, or Paul Storzc's drivechain design?

BW **Ben Weintraub** 13:28

What is the current strategy to manage the funds the PBC raises in the upcoming offerings? In the circular, it seems that to date it has held a combination of BTC, ETH and USD. Is that the plan going forward? How are you thinking about this process?

PS **Patrick Stanley** 13:29

In reply to this message

Sure,

BitPatron is a decentralized alternative to Patreon. They make it so a

Crypto AMA

you share them with can see them.

BlockuSign – Docusign but clearer connection to who is signing, without any middleman seeing what you are sigining.

Recall, Block Photos and Encrypt My Photos – Encrypted photo storage that's also portable. Don't like the UI, easily switch without the pain of uploading and downloading to each new platform.

Decentralized Email coming soon!Bottle.li helps tip creators in BTC

Bunch of apps are listed here:https://app.co/blockstack

The type of developers building these apps are like the same folks who were involved in the homebrew computing club movement, I believe. They believe in user's right to ownership and dev's freedom to innovate. They want to build apps that "Can't be evil" and restore a better relationship between the developer and the user.

BL

Brittany L 13:34

In reply to this message

Funds will be used to further build the community, research and development, developer education, and for operations of Blockstack PBC. You can find the full details on use of proceeds onpage 66 in our circular + details on 76 about the source of funds (which talks about our crypto reserves)
https://www.sec.gov/Archives/edgar/data/1719379/000110465919029828/a18-15736_1partiiandiii.htm

Here is that language from source of funds "In the future, Blockstack may sell portions of its cryptoassets in order to finance Blockstack's activities, depending on market conditions and to the extent such cryptocurrencies are unrestricted.As of December 31, 2018, Blockstack had cryptocurrency reserves of $5.7 million, of which $2.9 million was restricted, and as of such date held $2.6 million of Bitcoin and $3.1 million of Ether, respectively, as a result of our private placements (including sales completed in 2018). During 2018, due to the decline in the market value of the digital currencies as referenced above in "—Prices of Cryptocurrencies," impairment charges of $8.3 million were recorded on Blockstack's consolidated statement of operationsAs of December 31, 2017, Blockstack had cryptocurrency reserves of $13.5 million, of which $13.4 million was restrictedDuring 2017, no impairment charges relating to these cryptocurrencies were recorded on Blockstack's consolidated statement of operationsBecause of volatility in the price of cryptoassets, Blockstack's ability to raise cash from the sale of digital currencies is subject to significant variability. Further, Blockstack may be required to sell increasingly large amounts of its cryptoassets in order to raise similar amounts of funds as a result of volatility in the market prices of cryptoassets, which may lead to

Crypto AMA

Have you tried any of the apps found onapp.co/blockstack? It's a great way to get a sense for the similarily to cloud apps, the speed, and the portability of data. The majority of these apps are just from the last few months, so I think we'll see a lot of creativity in the coming months!

SN **Spencer Noon** 13:35

In reply to this message

What do you see as the main purpose of new tokens on Blockstack? In the examples that@pstan26 described, it doesn't seem as if a token would enhance the user experience. Is there a new class of applications you had in mind?

(I'm also going to be posting questions from our Slido instance—13:36 marked by a *)

* @David_Grider: First off, thank you for chartering the waters with your Reg A+ offering structure. Can you give us any insight into what your process was like with the SEC?

MA **Muneeb Ali** 13:37

In reply to this message

First thing, the Stacks blockchain v1 used virtualchain but Stacks blockchain v2 is moving to a fully-separate blockchain (watch out for our technical whitepaper 2.0 tomorrow!). Virtualchain was somewhat similar to sidechains although there is no transfer of tokens back/to the sidechain, rather new tokens are created on top as new digital assets. In a way, virtualchain was extending bitcoin functionality to create more tokens on top (like ERC-20 does for Ethereum). After our early experience with this design and knowing that Bitcoin is likely never going to change underneath we felt the need for certain functionality at the blockchain layer and ended up designing/implementing those features ourselves as a separate Stacks blockchain.

BW **Ben Weintraub** 13:38

In reply to this message

Thanks! How are you planning to determine when, how much, and of what to sell?

LIAD joined group by link from Spencer Noon

JM **Jonathan Marcus** 13:40

In reply to this message

Wow, BitPatron and Blockusign seem very compelling indeed.

BL **Brittany L** 13:41

In reply to this message

Crypto AMA

David.utro | MakerDAO joined group by link from Spencer Noon

L

LIAD 13:42

Muneeb – in your recent podcast with Ari, you talked about the current batch of whitepapers, not following the accepted definitions of CS principles such as the Byzantine General problem. Thereby essentially lying about the feature-set of their protocols. How do you propose the industry counter this? Should there not be a industry-body which set definitions of key principles and thus it becomes clear to all whether a protocol/whitepaper/founder is trying to bullshit the ecosystem?

BL

Brittany L 13:43

By the way, we wanted to make sure to share our full disclaimer, since this communication may be deemed "testing the waters":

Rule 255 Legend:
This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website.

You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other

Crypto AMA

BW Ben Weintraub 13:45

In reply to this message

Thank you

Etienne Brunet joined group by link from Spencer Noon

SN **Spencer Noon** 13:44

* Can you explain what the Blockstack token is used for?
* What is the monetary policy of the Blockstack token? Did you design the Blockstack token with value accrual in mind?

MA **Muneeb Ali** 13:44

In reply to this message

Our experience has been positive and collaborative. We've taken the approach of working with the regulators to figure out a legal framework where we can open the US markets, so we went in with the expectation to iterate, educate as needed, and adapt. There are publicly available conversations (like my chat with William at Token Summit) and podcasts that go into more detail on how our experience has been.

Kaia Myers-Stewart joined group by link from Spencer Noon

PS **Patrick Stanley** 13:46

In reply to this message

A lot of applications do not require tokens. The platform currently allows your basic Javascript developer to build an end to end encrypted and personal application that can be used by anyone on the Blockstack network. The barrier to creating apps is extremely low and the user experience is closer to that of centralized apps, which is really nice.

Existing apps may or may not choose to use smart contracts or tokens. There are future use cases for tokens like generating content for your app and rewarding it, defi and more. The questions of whether your app needs a token is a broad one and we are allowing this additional functionality.

LB **Lawson Baker** 13:46

In reply to this message

Bumping this question again. I'm not sure team of distributed systems PhDs really answers the question. Recognizing this is a complex question for a short medium like a TG AMA, but how does the Blockstack design compare to Ethereum and (+10) Urbit?

BL **Brittany L** 13:48

In reply to this message

The Stacks Tokens are the native token for the Blockstack network. It serves as "fuel" in the ecosystem. Stacks are used to register digital

Crypto AMA

MA

Muneeb Ali 13:52

In reply to this message

First of all, I think sometimes the intentions of the authors are not malicious. The crypto industry happens to be in a unique position where traditional research circles did not "invent" the technologies and peer-review is largely missing. Plus there are financial incentives involved and enthusiastic communities that jump onto researchers for just talking about technical things. With that said, generally what I've seen work in other computer science sub-fields is for common terminology to evolve (often a lot of survey papers get written), small initial communities of researchers meet and define common terminology, new flagship research conferences get started that help with peer-review etc. There are examples of this for cloud computing, peer to peer networks and so on. I'd encourage people to look at conferences like NSDI, OSDI, SOSP to get a sense of how sophisticated the research community in broader distributed systems field is. The crypto research community is fairly immature in comparison and a lot can be improved.

SN

Spencer Noon 13:54

* @David_Grider: Is there any examples of your consensus algorithm that are currently being used by other live projects and where did the inspiration for your design come from?

* Anonymous: On network partitions, longest chain rule can still be messy. How do apps configure with each other across multiple chains from a user perspective? 13:55

RG

Ryan Gentry 13:57

In reply to this message

Got it, so the new Stacks chain is completely untethered to BTC?

BL

Brittany L 13:58

In reply to this message

For the token, we are releasing our Token Economics Whitepaper soon which includes details on our proposed adaptive burn and mint mechanism. We worked with the Prysm Group, an independent economics group, to audit our existing token economics. We're considering the future minting of the token to the growth of the network. We cannot explicitly comment on value accrual, especially given our current SEC filing. We're planning to deliver more information publicly soon.

SN

Spencer Noon 14:02

Can you guys shed some light on what made you ultimately decide to go with a Reg A+ and cooperate with the SEC? What are some of the positives/negatives of this approach? Many of us have portfolio projects who might consider this someday.

Crypto AMA

I was commenting on design philosophy (not specific design differences). For design philosophy, I'd recommend classic readings like "Hints in computer systems design" (https://www.microsoft.com/en-us/research/wp-content/uploads/2016/02/acrobat-17.pdf), the end to end design principle (https://en.wikipedia.org/wiki/End-to-end_principle), UNIX design philosophy etc. RE specific design differences from Ethereum and others, I'd recommend this talk: https://www.youtube.com/watch?v=u9RIFJD3M5c that goes over differences of "heavy" blockchain (Ethereum, EOS etc) vs. "light" blockchain (us), putting all complexity in the middle of the network (Ethereum and others) vs. keeping complexity with the edges (clients) i.e., us. Global state changes (Ethereum and others) vs. localized state changes (us), on-chain logic (Ethereum and others) vs full-stack approach for scalability, peer-to-peer storage (projects around Ethereum etc) vs. cloud-like private data lockers (us) and so on. Also, seeing differences of our approach to smart contracts is imp. Let me paste a slide here to help.

ZM **Zaki Manian** 14:04

How do you expect Reg A+ to affect secondary markets for your tokens? Do you expect that secondary markets will have to be broker dealers?

MA **Muneeb Ali** 14:05


General Design
Blockstack
Most other approaches

14:05


Smart Contract Language Design
Blockstack
Most other approaches

LB **Lawson Baker** 14:07

In reply to this message

Thanks for the resources! I definitely have my opinions on design diffefences but hearing your updated thoughts is more informative.

BL **Brittany L** 14:08

In reply to this message

Crypto AMA

technology to fit into that framework. The positive is that you're working directly with the regulators so you get direct feedback. The negative is that it takes more time and money for this process. Overall we think it's a net positive. If we are qualified, it could help open the door to a number of projects to take the same path.

K **Katya** 14:10

Is STACK trading now?

MA **Muneeb Ali** 14:11

In reply to this message

Not completely initially as we re-use bitcoin's hashpower in the beginning and plan to slowly move away from it as more hashpower builds up on our network. See this talk for more details: https://blog.blockstack.org/video-reusing-bitcoins-hashpower-to-launch-the-stacks-blockchain/

K **Katya** 14:12

I was trying to move STACKs and it took 4 hours

MA **Muneeb Ali** 14:13

In reply to this message

It's a fairly simple, single leader election algorithm (single leader election algorithms are well-studied in distributed systems and widely used outside of crypto). Main innovation was around making the group *open membership* for leader election and that's where we use our Tunable Proofs (details in the technical whitepaper 2.0).

TS **Tom Shaughnessy** 14:14

@muneeball I'm late and this may be addressed but do you view AWS + MSFT (for compute) and say storing state on ETH or something as competitive to blockstack?

Just wondering if "piece meal" DApps would be competitive or if I am thinking of this wrong.

SN **Spencer Noon** 14:16

15-minute warning until we wrap up. Toss those last-minute questions in!

PS **Patrick Stanley** 14:16

In reply to this message

Hopefully this has been fixed in the new wallet (https://blog.blockstack.org/stacks-wallet-v3-0-0-send-and-receive-stacks-securely/) upgrade. If you have issues feel free to message support@blockstack.com or post to github.

Crypto AMA

confirmations, apps can look at micro-blocks which are streamed and quite fast and for more imp things you can wait for finality. Our finality numbers are similar to other PoW chains. Also, it's good to point out here that in our design most of the action happens *outside* the blockchain. All 100+ apps built right now barely send any on-chain transactions. So from an app developer perspective you carefully pick what really must be at the blockchain layer and depending on the importance of that function you pick an appropriate no. of confirmations to avoid any potential problems.

SN

Spencer Noon 14:16

* Anonymous: How is cost of security considered given non-moneyness of stacks & the fact blocks are never truly finalized?

K

Katya 14:19

In reply to this message

Thanks, I used the updated one. Still can't get info on Stack being traded.

BW

Ben Weintraub 14:19

@muneebali Do you have any intentions in the future of building a for-profit business that is complementary to the network? Is that something you think can and/or should be disclosed in your filing?

MA

Muneeb Ali 14:19

In reply to this message

Security is analysed through the typical lense of "how much does it cost for a malicious actor to attact this network". Not sure about the non-moneyness of Stacks part as to what that means. Blocks are certainly finalized, and the finality metric is similar to other PoW chains like Bitcoin.

BL

Brittany L 14:22

In reply to this message

For the secondary market in the U.S., we discuss this on page 23 of our circular. As far as we know, there is no FINRA-approved ATS or exchange that can legally list a cryptographic assets such as our token. We hope that will soon change and are monitoring for developments. This is all we can disclose at this time.

In reply to this message 14:23

Currently, there is no authorized exchange or alternative trading system (ATS) for buying and selling Stacks or Stacks futures, and we cannot comment on when an exchange or ATS might list Stacks at this time. Please keep an eye out for updates atstackstoken.com. If you see Stacks listed on an exchange, please let us know at legal@blockstack.com, as the listing may be illegal or a scam.

Crypto AMA

Eth compute/storage is extremely expensive given all logic/data on-chain. Cloud providers are orders of magnitude cheaper but centralized. Blockstack's approach is unique where user's connect their own private data lockers; they get cloud-storage-like performance but developers are not paying for any servers/databases. The Stacks blockchain has minimal data, mostly just pointers to data lockers or universal usernames and access credentials.

K

Katya 14:25

In reply to this message

it's trading, and I have let you know a week ago, and I was able to buy and sell. I don't want to disclose the exchange here, but would apricate more details on it

MD

Michael Dunworth 14:26

*misclick sorry

MA

Muneeb Ali 14:26

lol

BL

Brittany L 14:26

hah

SN

Spencer Noon 14:26

Are there plans for non-US investors? Obviously it wouldn't be ideal for all investors to be located in one geographic region long-term.

In reply to this message 14:27

● would love to see that gif again sometime, looks fun

MA

Muneeb Ali 14:27

In reply to this message

You're welcome! I can talk about this topic for hours. So will find some other medium to post more●

MD

Michael Dunworth 14:27

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BL

Brittany L 14:27

In reply to this message

Blockstack's long-term strategy is to decentralize development and governance of the Blockstack network such that no single entity,

Crypto AMA

development and commercialization of premium versions of open-source software, enterprise licensing for blockchain technology, and development of new applications for the network. This is disclosed in the offering circular on page 69

TS **Tom Shaughnessy** 14:28

In reply to this message

This is helpful, I should have made the question clearer but this is a perfect answer. Thanks again

BW **Ben Weintraub** 14:29

In reply to this message

Awesome...what is the best place to report minor typos in draft WP you sent along?

MA **Muneeb Ali** 14:31

In reply to this message

Non-US investors are allowed to participate in the Reg A (subject to each country's local laws, so may not be offered to certain countries). Also, we were recently in Asia to help educate developers about Blockstack and tell more regional investors about what we're doing. See this blog post RE how we see geographic diversity as important and recent concrete things we've done about it: https://blog.blockstack.org/blockstack-and-spartan-group-are-teaming-up-in-asia/

BL **Brittany L** 14:31

In reply to this message

Thanks! You can send them to me,brittany@blockstack.com We shared a draft with this group so we could share before the AMA, draft is going through team revisions today! We plan to share publicly soon!

SN **Spencer Noon** 14:32

Alright everyone, that's all the time we've got! Let's give a massive thanks to the Blockstack team for coming on

K **Katya** 14:32

Thanks and good luck!

SN **Spencer Noon** 14:32

And @br_ttany @muneeball @pstan26 – what's the best way for ppl to stay up to date and/or get in touch?

MD **Michael Dunworth** 14:33

Thanks so much @br_ttany / @muneeball – Best of luck and congrats on things thus far. Appreciate the time! Can we DM further questions?

Crypto AMA

laptop in the corridor right outside a lunch spot in NYC (people around were definitely looking at me like what is so imp that this guy couldn't find an office or a coffee shop)

BL **Brittany L** 14:33

Thank you for all of the questions! And patience for legal approved answers + disclaimers. We're excited to have a public filing but it comes with a little more oversight

PS **Patrick Stanley** 14:34

BL **Brittany L** 14:34

DM @br_ttany on Telegram or Twitter. Email brittany@blockstack.com Thanks for having us today!

Stay tuned for more updates here too! http://blog.blockstack.org

SN **Spencer Noon** 14:34

In reply to this message

Haha that's amazing - thanks again guys.

And thanks Crypto AMAers for tuning in and asking questions as always 14:35

MA **Muneeb Ali** 14:35

In reply to this message

Yep, we're always available. I'm @muneeb on Twitter and Patrick is @PatrickWStanley.

Later! 14:35

LB **Lawson Baker** 14:35

Agreed. Great AMA. Thanks @muneeball and the Blockstack team. Double thanks to @spencernoon.

DZ **Dan Zuller** 14:37

Thanks @muneeball @br_ttany @pstan26 & +1 especially thanks to @spencernoon for coordinating!

PS **Patrick Stanley** 14:38

Thank you Spencer!

SN **Spencer Noon** 14:47

Reminder that we have not one but two AMAs this week. Details to be released shortly...

Crypto AMA

SN

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Dropping in here to announce our next AMA! 11:41

11:41

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You guys asked for it, so you shall receive! Special thanks to @pompglobal for setting this one up. Ted is a killer AMA guest I've heard 11:42

Pre-AMA questions go here:https://app2.sli.do/event/n3klgdzw 11:44

And *highly* recommend everyone listens to this podcast beforehand: https://open.spotify.com/episode/7rtqWwuUWTN7aXsZsSmeNi 11:45

SN Spencer Noon 15:28

More resources:
- https://unchainedpodcast.com/kin-sets-up-5-million-defendcrypto-org-to-take-on-the-sec/
- kin.org/stats
- defendcrypto.org

CC Christy Hyungwon Choi 15:51

Such a great list of people@spencernoon on is gathering up!

Ted L joined group by link from Spencer Noon

Tanner Philp joined group by link from Spencer Noon

Jack Herrick joined group by link from Spencer Noon

DOC 14 Header

Exhibit 13.25

If you have trouble viewing this email view it in your browser.

Blockstack

May 31, 2019

General Pre-Registration Is Open

In April 2019, Blockstack Token LLC publicly filed an offering statement with the SEC to conduct a token offering using the Regulation A+ framework. Although the SEC has not yet qualified the offering statement, we are pleased to open pre-registration as a part of the "testing-the-waters" phase of our planned sale of Stacks tokens.

Pre-registering now helps us gauge interest and also verifies your identity, making it easy to complete your purchase if and when the sale is qualified.

Pre-registration steps:

1. Go to https://sale.stackstoken.com/stacks-token-sale.
2. Create an account. If you have a Coinlist account, log in using your Coinlist account.
3. Complete the verification and identification process.

Completion of pre-registration does not complete the purchase of Stacks tokens, and you are not obligated to purchase the amount of Stacks tokens you indicate during your pre-registration, or any Stacks tokens at all. If you are a voucher holder and already completed the voucher registration process, you do not need to pre-register again.

We will notify you if or when the SEC qualifies the token sale, at which time there will be a few additional steps if you wish to complete your purchase of Stacks tokens. In the meantime, please review the publicly filed preliminary offering circular, Stacks token FAQ, and Whitepaper v2.0 for more information.
We're looking forward to this exciting potential milestone for the Blockstack ecosystem and community.

Warning about Phishing Attacks
Please be advised that Stacks tokens will be sold only upon qualification by the SEC, and the tokens do not currently trade on any exchange. Official announcement of SEC approval and sale will be through stackstoken.com or other official Blockstack communication channels. Potential investors should be cautious of phishing attacks and false information about our offering from unauthorized parties.

Rule 255 Legend
This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

***No money or other consideration is being solicited**, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.*

An indication of interest involves no obligation or commitment of any kind.
Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at stackstoken.com.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Join us Online

You are receiving this email because you opted in at our website.

Blockstack's mailing address is:
101 W. 23rd St. #224, New York, NY, 10011, United States

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DOC 15 Header

Exhibit 13.26

Blockstack ≡ Menu

BLOCKSTACK BLOCKCHAIN TECHNICAL DAPPS PRIVACY STACKS TOKEN

Home > Stacks token

General Pre-Registration Is Open

by Muneeb Ali — May 31, 2019


Pre-registration
Now Open

In April 2019, Blockstack Token LLC publicly filed an offering statement with the SEC to conduct a token offering using the Regulation A+ framework. Upon qualification, the offering is expected to be the first SEC-qualified token offering of its kind. Although the SEC has **not** yet qualified the offering statement, we are pleased to open pre-registration as a part of the "testing-the-waters" phase of our planned sale of Stacks tokens.

Pre-registering now helps us gauge interest and also verifies your identity, making it easy to complete your purchase if and when the sale is qualified.

If you already completed the voucher registration, you don't need to go through the general pre-registration.

Pre-registration steps:

1. Go to stackstoken.com, click on 'Pre-Register'
2. Create an account. If you have a Coinlist account, log in using your Coinlist account.
3. Complete the verification and identification process.

Completion of pre-registration does not complete the purchase of Stacks tokens, and you are not obligated to purchase the amount of Stacks tokens you indicate during your pre-registration, or any Stacks tokens at all.

We will notify you if and when the SEC qualifies the token sale, at which time there will be a few additional steps if you wish to complete your purchase of Stacks tokens. In the meantime, please review the publicly filed preliminary offering circular, Stacks token FAQ, and Whitepaper v2.0 for more information.

We're excited about this potential milestone for the Blockstack ecosystem and community.

Warning about Phishing Attacks *Please be advised that Stacks tokens will be sold only upon qualification by the SEC, and the tokens do not currently trade on any exchange. Official announcement of SEC approval and sale will be through stackstoken.com or other official Blockstack communication channels. Potential investors should be cautious of phishing attacks and false information about our offering from unauthorized parties.*

Rule 255 Legend *This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.*

No money or other consideration is being solicited, *and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering*


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statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at stackstoken.com.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

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Announcing the Blockstack Whitepaper 2.0



Muneeb Ali

Muneeb Ali co-founded Blockstack and is the CEO of Blockstack PBC. He is a distributed systems PhD from Princeton and gives guest lectures on cloud computing there.



Announcing the Blockstack Whitepaper 2.0
MAY 30, 2019



Stacks Wallet v3.0.0: Send and Receive Stacks Securely
MAY 29, 2019

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Announcing the Blockstack Whitepaper 2.0
MAY 30, 2019



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MAY 29, 2019

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The Blockstack Tokens are a crypto asset that is currently being developed by Blockstack Token LLC, a Delaware limited liability company, whose website can be found at www.blockstack.com. The website you are currently visiting www.blockstack.org is sponsored by Blockstack PBC, an affiliate of Blockstack Token LLC, and should not be viewed as an offer or sale of securities.

Blockstack

DOC 16 Header

Exhibit 13.27

Blockstack CEO, Muneeb Ali at the Japan Society

How Blockstack Enables Apps That 'Cant Be Evil'

Rule 255 Disclaimer

Blockstack

How Blockstack Enables Apps That 'Cant Be Evil'

Rule 255 Disclaimer

We believe in a future where the rights you enjoy in the physical world extend to the digital world.

Blockstack

After 4 years of R&D, we released our decentralized computing stack that allows developers to build a new generation of apps

that can't be evil.

With over 100 apps now in the ecosystem, a vision of the internet where users own their identity and data is already being realized.

Scalable Blockstack applications are proving that decentralized architecture can be used to solve real problems.

Welcome to Blockstack. Join the movement to reclaim fundamental digital rights by taking back your own & then becoming a stakeholder in this growing ecosystem.

We believe in a future where the rights you enjoy in the physical world extend to the digital world.

After 4 years of R&D, we released our decentralized computing stack that allows developers to build a new generation of apps that ***can't be evil***.

With over 100 apps now in the ecosystem, a vision of the internet where users own their identity and data is already being realized.

Scalable Blockstack applications are proving that decentralized architecture can be used to solve real problems.

Welcome to Blockstack. Join the movement to reclaim fundamental digital rights by taking back your own & then becoming a stakeholder in this growing ecosystem.

Create a Blockstack ID → Become a Stakeholder →

Secure your identity and data with Blockstack ID

We provide an online identity with blockchain-based security and encryption — protecting your data from big internet companies.

Create an ID

Build blockchain-powered apps in under an hour

Everything you need, from auth to data storage, ready and in production. 100% Javascript — zero backend development.

Learn more

Secure your identity and data with Blockstack ID

We provide an online identity with blockchain-based security and encryption — protecting your data from big internet companies.

Create an ID

Build blockchain-powered apps ir under an hour

Everything you need, from auth to data storag ready and in production. 100% Javascript — ze backend development.

Learn more

Investors Academic Leaders Expert Staff

Invest in the next era of cloud computing

JOIN THE WORLD'S TOP INVESTORS

Our planned token sale, which is pending SEC qualification, represents a unique opportunity to b stakeholder in a growing ecosystem leading an area massive new value creation. Leading VCs, crypto, an individual investors already support Blockstack -- can join them and reap the benefits of the content, and effort you put in as the Blockstack ecosystem g

USV Union Square Ventures | Y Combinator | WINKLEVOSS CAPITAL | DIGITAL CURRENCY GROUP | foundation capital | SVA


Decentralized era Blockstack
Open data (crypto)
Cloud era Google
Open software (linux & web)
Each phase, a monopoly is broken and disruptive technology expands the value created by the previous infrastructure.
Desktop era Microsoft
Open hardware (microprocessors)
Mainframe era IBM
1960
1970
1980
1990
2000
2010
2020
2030
2040
2050

DEVELOPERS ARE USING BLOCKSTACK IN THE REAL WORLD

Blockstack apps solve real problems, create real value

Fighting corruption in Argentina

Providing A Free Speech Alternative to Patreon

Keeping journalists ar reporters safe

"Democracy.Earth is a really thorough approach for rethinking online voting and allocating political power without centralized institutions."

Read more

Over the past few months, there has been an increase in public outcry over multiple separate instances where Patreon has removed creators from its platform. BitPatron, a Bitcoin-friendly version of the website, has recently come to the surface as a possible alternative.

Read more

"Google has the technical abili to do whatever it wants with information you entrust to it. I tapped these sentences into Graphite Docs they received a higher level of protection."

Read more

Pre-register for the upcoming token sale

We anticipate the upcoming Stacks token offering will be the first to be SEC qualified, allowing almost everyone to invest legally.

Your E-mail Begin

Upon submission, you will be redirected to finish your pre-registration on sale.stackstoken.com.

You'll receive regular Blockstack and Stacks token updates. You can unsubscribe from communications at any time.

MORE READING

Compliance, technology, results

Preliminary Offering Circular

Learn more about our planned $50 million token sale using the SEC Reg A+ framework and view the preliminary offering circular.

Learn More →

Whitepaper

Understand how years of R&D have resulted in a full decentralized stack for developers building apps that protect fundamental digital rights.

Whitepaper →

Ecosystem

A rich open-source community now supports o 100 Blockstack apps whil App Mining fuels more everyday. Find apps and connect with the communi

Apps →

Rule 255 Disclaimer:

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available at www.sec.gov. You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

DOC 17 Header

Exhibit 13.28

STX **STACKS**
Blockstack Network Token Sale

Test Person ▸

PRE-REGISTRATION > PURCHASER > IDENTITY > PURCHASE AMOUNT > SUBMIT STACKS ADDRESS > STATUS

Stacks Token Sale Timeline

✓ **General Pre-registration Period Starts**

May 31: General public can begin identity and accreditation checks, and request allocations. No funds sent at this time.

Purchase Period Starts

TBD: Purchasers (both voucher holders and non-voucher holders) who have passed identity and any necessary accreditation checks can review and agree to all agreements and send funds.

Purchase Period Ends

TBD: 60 days following the start of the purchase period or until the general offering has been fully subscribed and the voucher offering is either fully subscribed or we have determined, in our discretion, that no additional purchasers are expected to subscribe to the voucher offering.

Purchaser Requirements

Participants in the Stacks Token Sale must meet compliance requirements to verify their identity. Here's is what you'll need:

U.S. RESIDENTS	NON-U.S. RESIDENTS
✓ A U.S. social security number.	× Residents of Canada, Japan, and OFAC nations are not eligible to participate. ✓ A legible scan of the first page of your passport or other government-issued photo ID.

Get started

Stacks
- Current Holders
- Wallet
- Explorer
- White Papers
- Terms of Use
- Privacy Policy

Ecosystem
- Blockstack
- App Mining
- Signature Fund
- Telegram (English)
- Telegram (中文群)

Help
- Documentation
- Frequently Asked Questions
- Check Allocation
- Forum
- Contact Us

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

STX **STACKS**
Blockstack Network Token Sale

Test Person ▾

PRE-REGISTRATION > PURCHASER > IDENTITY > PURCHASE AMOUNT > SUBMIT STACKS ADDRESS > STATUS

Who will be purchasing?

TYPE OF ENTITY

- (●) A person
- ( ) A company
- ( ) A trust

LEGAL NAME OF ENTITY

First name | Middle name | Last name

Save & Continue

Stacks
Current Holders
Wallet
Explorer
White Papers
Terms of Use
Privacy Policy

Ecosystem
Blockstack
App Mining
Signature Fund
Telegram (English)
Telegram (中文群)

Help
Documentation
Frequently Asked Questions
Check Allocation
Forum
Contact Us

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

STX **STACKS**
Blockstack Network Token Sale

Test Person ▾

PRE-REGISTRATION > IDENTITY > PURCHASE AMOUNT > SUBMIT STACKS ADDRESS > STATUS

About Test Person One

This information is required to comply with International and US laws and financial regulations

PARTICIPATING AS

Test Person One · Change

Cancel pre-registration »

SALE DOCUMENTS

Preliminary Offering Circular

Exhibits to Preliminary Offering Circular

YOUR LEGAL NAME

Test | Person | One

DATE OF BIRTH

Month | Day | Year

SOCIAL SECURITY NUMBER

I don't have a US social security number

To verify your identity

PHONE NUMBER

(201) 555-0123

ADDRESS

Enter a location

Save & Continue

Stacks

Current Holders
Wallet
Explorer
White Papers
Terms of Use
Privacy Policy

Ecosystem

Blockstack
App Mining
Signature Fund
Telegram (English)
Telegram (中文群)

Help

Documentation
Frequently Asked Questions
Check Allocation
Forum
Contact Us

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

STX STACKS
Blockstack Network Token Sale

Test Person ▾

PRE-REGISTRATION > ✓ IDENTITY > PURCHASE AMOUNT > SUBMIT STACKS ADDRESS > STATUS

Purchase amount

DESIRED PURCHASE AMOUNT (USD)

$100–$50,000,000. You must purchase at least $100 to participate.
You are not obligated to purchase the amount indicated here.

$

Purchase limit

If your final purchase amount is more than 10% of the greater of your annual income or net worth, you'll need to be an accredited investor.

Submit purchase amount

PURCHASING AS Test Person One · Change

General Offering: $0.30 per token

SALE DOCUMENTS

Preliminary Offering Circular

Exhibits to Preliminary Offering Circular

Stacks
Current Holders
Wallet
Explorer
White Papers
Terms of Use
Privacy Policy

Ecosystem
Blockstack
App Mining
Signature Fund
Telegram (English)
Telegram (中文群)

Help
Documentation
Frequently Asked Questions
Check Allocation
Forum
Contact Us

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

STX **STACKS**
Blockstack Network Token Sale

Test Person ▾

PRE-REGISTRATION > ✔ IDENTITY > ✔ PURCHASE AMOUNT > SUBMIT STACKS ADDRESS > STATUS

Submit your stacks address

To receive the tokens you purchased, you must provide a Stacks address. You can create a stacks address with the Stacks Wallet software and view your token transactions directly in the wallet. If you have a Stacks address from a previous sale you can use this existing address.

To create a new Stacks address:

1. Download the "Stacks Wallet" software
2. Follow the procedure in the documentation to create a wallet
3. Use the receive button in your new wallet to display a STX receive address.


Receive Stacks (STX)

4. Copy the **Stacks address** from the wallet into the **WALLET ADDRESS** field:

WALLET ADDRESS

SM7KJBA4UZ7Z20KD2HBXNSXVPCR1D7CRAV605MKT

Submit stacks address

PARTICIPATING AS

Test Person One · Change

Cancel pre-registration »

SALE DOCUMENTS

Preliminary Offering Circular

Exhibits to Preliminary Offering Circular

Stacks
Current Holders
Wallet
Explorer
White Papers
Terms of Use
Privacy Policy

Ecosystem
Blockstack
App Mining
Signature Fund
Telegram (English)
Telegram (中文群)

Help
Documentation
Frequently Asked Questions
Check Allocation
Forum
Contact Us

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

STX **STACKS**
Blockstack Network Token Sale

Test Person ▾

Stacks Token Sale - Pre-registration pending

NEXT STEPS

Your pre-registration will not be complete until your identity is verified and your Stacks Wallet address is provided. You will receive a confirmation email once your identity is verified and your pre-registration is complete.

Please note that, even after your pre-registration is complete, you have not purchased any Stacks Tokens, and are not obligated to purchase the amount of Stacks Tokens that you indicated during your pre-registration, or any Stacks Tokens at all.

Once the SEC qualifies the token sale, we will notify you about next steps for purchasing tokens, which will include reviewing the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at stackstoken.com. In the meantime, please stay tuned for updates at stackstoken.com.

If you have a voucher for Stacks Tokens but did not register it by the May 29, 2019 deadline, you may register it and be placed on the waitlist here.

PRE-REGISTRATION DETAILS

APPLIED ON	Jun 10, 2019
APPLIED AS	Test Person One
FUNDING METHOD	USD
DESIRED INVESTMENT	$100

Edit desired purchase amount »
Cancel pre-registration »

SALE DOCUMENTS

Preliminary Offering Circular
Exhibits to Preliminary Offering Circular

TIMELINE

MAY 31, 2019
Pre-registration period starts

Identity verification — Pending
Takes 1-3 days

TBD:
Purchase period starts

Stacks
Current Holders
Wallet
Explorer
White Papers
Terms of Use
Privacy Policy

Ecosystem
Blockstack
App Mining
Signature Fund
Telegram (English)
Telegram (中文群)

Help
Documentation
Frequently Asked Questions
Check Allocation
Forum
Contact Us

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

STX STACKS
Blockstack Network Token Sale

Test Person ▾

PRE-REGISTRATION > ✔ IDENTITY > ✔ PURCHASE AMOUNT > SUBMIT STACKS ADDRESS > STATUS

Upload your Blockstack Token Voucher

If you have a voucher that you did not register by the May 29 deadline, you may upload your voucher here to be put on the voucher waitlist and considered on a first-come, first-serve basis for the opportunity to purchase up to 25,000 Stacks Tokens at a price of $0.12 per token if there is any remaining supply in the voucher program.

Being on the voucher waitlist does not guarantee that you will be able to redeem your voucher. If you are on the voucher waitlist but there is no supply remaining in the voucher program, you may still participate in the general sale at $0.30 per token. If you do not have a Stacks Token voucher you can still proceed with the general pre-registration here:

Next Step

You must upload the voucher PDF you received in the email titled "`IMPORTANT! Save this email. Your Blockstack Token Voucher Attached`" in order to be able to participate in the voucher waitlist. Purchasers in the voucher program are able to purchase up to 25,000 Stacks Tokens at a price of $0.12 per token.

VOUCHER NUMBER

12345

VOUCHER PDF

Drag & drop your voucher here or click to browse

Upload voucher

PARTICIPATING AS

Test Person One · Change

Cancel pre-registration »

SALE DOCUMENTS

Preliminary Offering Circular

Exhibits to Preliminary Offering Circular

Stacks
Current Holders
Wallet
Explorer
White Papers
Terms of Use
Privacy Policy

Ecosystem
Blockstack
App Mining
Signature Fund
Telegram (English)
Telegram (中文群)

Help
Documentation
Frequently Asked Questions
Check Allocation
Forum
Contact Us

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

DOC 18 Header

Exhibit 13.29

Stacks:
Crypto tokens for next-generation computing

Pre-Register

Rule 255 Disclaimer



We believe in a future where the rights you enjoy in the physical world

extend to the digital world.

However, the rules of today's web browsers and apps were written by the large internet companies responsible for violating our rights.

We're building an app ecosystem that works for users, not against them, so that apps can't be evil and your digital rights are protected.

Welcome to Blockstack.

Let's build something better together.

Resources

Token Sale Deck

Download PDF

Offering Circular

SEC.gov ↗

Whitepapers

Blockstack.org ↗

About Stacks

Stacks (STX) token is the native utility token of the Blockstack network. Stacks tokens are consumed as "fuel" when users register digital assets, like usernames, or when they register/execute smart contracts. Using Stacks, developers can build and distribute apps that let users maintain ownership of their data and protect their digital rights.

Learn more about Blockstack >

Key dates

Voucher registration
May 17-28

Pre-registration
May 31-present

Public sale begins

TBD

- **Public sale closes**

  TBD

- **Token distribution**

  TBD

Pre-register for the Stacks token sale

Pre-register

Rule 255 Legend:

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has "qualified" the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website.

You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Blockstack

Resources

Community

About

Stay up to date

Twitter GitHub

Terms of Use Privacy Policy

DOC 19 Header

Exhibit 13.30

Text of Google AdWords that appear at top of search results for certain keywords

Headline 1	Headline 2	Headline 3	Description Line 1
Blockstack - STX Token Sale	Pre-Register Now	Invest	Invest - Blockchain & App Platform that Puts Users in Control of Their Identity & Data
Blockstack - STX Token Sale	Pre-Register Now	Invest	Invest Knowing that Blockstack is Real. 100+ Apps Already Built!
Blockstack - STX Token Sale	Pre-Register Now	Invest	Join the Blockchain Computing Revolution & Invest in the Next Era of Cloud Computing.
Blockstack - STX Token Sale	Pre-Register Now	Invest	Blockstack - The Easiest Way to Start Building Decentralized Blockchain Apps
Invest in the STX Token Sale	Pre-Register Now	Don’t Miss Out	Blockstack - Invest in the Top Platform for Decentralized Apps. 100+ Apps Already Built!
Invest in the STX Token Sale	Pre-Register Now	Don’t Miss Out	The Stacks Blockchain Will Provide a Fast, Scalable Distributed Ledger for Identity.
Invest in the STX Token Sale	Pre-Register Now	Don’t Miss Out	By Utilizing Stacks, Developers Let Users Maintain Ownership of Their Data.

Rule 255 legend (included at landing page)

This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. We are not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the offering statement. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website.

You may obtain a copy of the preliminary offering circular that is part of that offering statement at stackstoken.com.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

ANNEX 5

All of the Stacks Tokens distributed under the App Mining program as part of this offering are taken from the genesis block. All Stacks Token rewards earned during the period between qualification and the Cash Offering Closing will be distributed to recipients in the hard fork to the network at the Cash Offering Closing. Following the introduction of a **mining** mechanism to the Blockstack network as described in "*The Blockstack Network—Development of the Blockstack Network—The Stacks Token and the Stacks blockchain*," we anticipate that awards will be paid in Stacks Tokens automatically generated through these mining activities. Between the qualification of this offering and the Cash Offering Closing, participants in the App Mining program will continue to earn rewards in Bitcoin on the same terms as prior to qualification (in addition to rewards they may earn during that time in Stacks Tokens, which will be distributed at the Cash Offering Closing). These Bitcoin rewards will cease following the Cash Offering Closing.

We may, at any time, discontinue the App Mining program for any reason, including because the issuance of any additional Stacks Tokens would result in the aggregate gross proceeds received by us in this offering exceeding $50,000,000, or because we have otherwise determined that our relevant resources could be better invested. We may also temporarily suspend the program because we are required to file a post-qualification amendment to this offering statement to incorporate new annual financial statements or to reflect a fundamental change to the information contained herein, and we face a delay in having the amendment qualified by the SEC.

If we are unable to issue Stacks Tokens to any application developer for any of the foregoing reasons or any other reason, we may, in our discretion, elect to attempt to pay the application developer an amount equal to the fair market value of the Stacks Tokens the developer would otherwise have received in either Bitcoin or US dollars. We will announce any such determination to issue Bitcoin instead of Stacks Tokens, or any delay in the delivery of Stacks Tokens under the App Mining program, by posting a notice on the *app.co/mining* website and filing such notice on Form 1-U. The fair market value of Stacks Tokens for this purpose will be equal to the deemed price of the tokens in the App Mining program described below under "*—Pricing*."

Blockstack executive officers, directors and related parties will not be able to participate in the App Mining program.

See the section of this offering circular captioned "*Plan of Distribution*" for further details.

Pricing

We are offering the Stacks Tokens in the cash offering at:

- $0.30 per token to the general public in the general offering; and
- $0.12 per token to voucher-holders in the voucher program.

The price of the Stacks Tokens distributed under the App Mining program in exchange for non-cash consideration will be deemed to be $0.30 per token for at least three months from the first distribution of tokens pursuant to this offering circular, for purposes of determining whether over $50,000,000 of Stacks Tokens have been sold under this offering. If at any time following that three-month period the Stacks Tokens are traded on one or more authorized exchanges or alternative trading systems, and there are trades for at least one million Stacks Tokens executed through or on exchanges or alternative trading systems during any calendar month (any such month, a "calculation month"), then we will value the tokens paid to developers in the following month and in all subsequent months until and including the end of the next calculation month at the average closing bid price for the tokens during the calculation month. We will disclose both any changes to the price of the Stacks Tokens to be distributed pursuant to this offering circular, and whether the new calculation price will result in a curtailment of the number of Stacks Tokens being issued in the next month, using either an offering circular supplement filed under Rule 253(g)(2) or a post-qualification amendment, depending on the facts and circumstances at the time of such change.

5. Rules.

a. ANY ATTEMPT TO DELIBERATELY UNDERMINE THE LEGITIMATE OPERATION OF THE PROGRAM IS A VIOLATION OF CRIMINAL AND CIVIL LAWS, AND SHOULD SUCH AN ATTEMPT BE MADE, BLOCKSTACK RESERVES THE RIGHT TO SEEK DAMAGES AND PURSUE ALL OTHER REMEDIES AGAINST ANY YOU TO THE FULLEST EXTENT PERMITTED BY LAW.

b. Reviewers and other Precluded Persons are prohibited from submitting an App to the Program. If your App is participating in the program, you cannot be a Reviewer or Precluded Person.

6. Representations and Warranties. By submitting your App, you represent and warrant that:

a. You are the creator and owner of the App or are otherwise authorized to submit the App to the Program by the creator or owner of the App;

b. You are not a Precluded Person;

c. All information that you provide to us in connection with the Program is true and accurate.

7. Payouts. The total prize amounts and allocation among Ranked Apps is subject to change. Payouts will be calculated on the 15th of each calendar month, and payments will be initiated with approximately 1 days after the calculation of the Payout. If you are entitled to a Payout, then you will be notified through the Service and via the email address you provide when you submit the App. Payouts will be paid in Stacks Tokens, Bitcoin, or United States dollars, as Blockstack may decide in its sole discretion, and you must take all necessary steps to be able to receive any Payout. Receipt of Stacks Tokens is subject to your compliance with the Additional Agreement for Stacks Tokens available at [link]. The Additional Agreement for Stacks Tokens is hereby incorporated by this reference into, and made a part of, these Terms. You may not substitute your Payout for another prize, though Blockstack reserves the right to substitution something of equal or greater value. Blockstack does not guarantee that the Payout can be made available to the Ranked Apps. If a Payout is unable to be fulfilled due to any applicable law, rule, or regulation, or if a Ranked App cannot claim the Payout for any reason, Blockstack reserves the right not to award the applicable Payout. The amount of any Payouts forfeited for any reason will not be redistributed to the remaining Ranked Apps. The right to receive a Payout cannot be transferred or assigned. You are solely responsible for any federal, state, local or other applicable taxes associated with your Payout, and you may be required to provide necessary tax-related information to receive your Payout, which also could be subject to withholding.

8. Public Posting of Payouts. You acknowledge and agree that all Payout amounts may be posted on the app.co website and other public sites or forums. Such posting may include a link to a visible blockchain payment verifier, which will indicate your public Bitcoin or other token or currency address. You acknowledge that such a payment verifier or payout receipt may be used to identify your or your organization's public Bitcoin or other token or currency's address as well as the amount that was paid. By participating in the Program, you agree that (i) we are free to make such a public posting of all payout amounts and payment verifiers, and (ii) we have no liability or responsibility for anything directly or indirectly related to such posting, including any third party's use of such posting to identify you or your organization.

ANNEX 6

Management Team

We believe that the quality of our team has had and will continue to have a strong and positive impact on our ability to develop and capitalize on the implementation of our technology. In that vein, we have assembled a talented group of research scientists, engineers, directors, and other advisors who have been influential in the development of market-leading technologies and intellectual property across industries such as distributed systems, consensus algorithms, and security analysis. Similarly, our Chief Executive Officer and core development team bring years of experience as engineers in cloud computing, cryptography, and blockchain technology. See the section of this offering circular captioned "*Business—Employees*" and "*Management*."

The Blockstack Community

Blockstack prides itself in creating a strong sense of community surrounding the development of a new network for decentralized applications. There are over 17,000 members in the various Blockstack Meetup groups that gather all around the globe. In 2017, Blockstack hosted the Blockstack Summit at the Computer History Museum in Mountain View, California, where attendees and speakers from all over the world came together for this one day event to envision a new internet built for freedom, security, and innovation. Additionally, in 2018, Blockstack hosted Blockstack Berlin, a one day event where the decentralized community gathered to imagine, learn, and create around the topic of decentralized applications. As discussed in the section of this offering circular captioned "*Use of Proceeds*," we intend to apply the proceeds from this offering in part to organize and host additional educational and developer events.

Other Token Sales

In addition to this offering, we have sold or may sell tokens in various other private offerings. For example, between November of 2017 and February of 2018, we sold the rights to approximately 682,318,559 Stacks Tokens to "accredited investors" as defined under Regulation D under the Securities Act (certain of whom are also "qualified purchasers" as such term is defined in the Investment Company Act of 1940), in reliance on the exemption from registration provided by Regulation D. Approximately 287,135,373 of these tokens were sold to stockholders of Blockstack PBC in private placements. These tokens are anticipated to be released from time lock on a three-year schedule, which began in November 2018. In November of 2017, we sold the rights to another approximately 218,737,294 of the Stacks Tokens via the sale of equity interests in Blockstack Token Fund AI, L.P. (which we refer to as the "AI Fund") and Blockstack Token Fund QP, L.P. (which we refer to as the "QP Fund") for an aggregate purchase price of $26.3 million. In December of 2017, we also entered into agreements to distribute approximately 176,445,892 of these Stacks Tokens pursuant to simple agreements for future tokens, which we refer to as "SAFTs," for an aggregate purchase price of $21.2 million. These tokens are subject to the same two-year schedule for release from the time lock applicable to tokens sold in this offering, except that the release of these tokens also began in November 2018, and 50,000,000 of these tokens will be released over four years. We agreed in the sale agreements for these tokens that if we did not reach two milestones, 80% of the proceeds of these sales were subject to being returned to purchasers. The first of these milestones — introduction of token functionality to the Blockstack network — has been met by the successful launch of the Stacks blockchain, allowing Blockstack to retain the 80% of SAFT funds that were subject to return and 40% of the aggregate investments in the AI and QP Funds — half the amount subject to return. The second milestone is for 1,000,000 verified users to be registered on the Blockstack network by the end of January 2020. As of the date of this offering circular, the network had approximately 105,000 registered user accounts. Of those 105,000 accounts, approximately 16,000 accounts had provided a "social proof" as evidence of having a human user, such as a GitHub link or Twitter message link. Of those 16,000 accounts, approximately 9,500 accounts had social proofs that could be verified with a link that was still working as of the date of this offering circular. These numbers are estimates, and the method of measuring the number of verified registered users for purposes of the second milestone is still under consideration by an independent advisory committee formed by the AI and QP Funds, the LP Advisory Committee.

Further, 36,300,000 Stacks Tokens were sold to Blockstack Employee LLC in September of 2017, and an additional 38,209,321 were sold to Blockstack Employee LLC in October 2018, for the purpose of making bonus or compensation awards to employees in compliance with Rule 701 under the Securities Act. Approximately 63,018,349 of these Stacks Tokens are the subject of outstanding awards granted to our employees from September 30, 2017 through the date of this Offering Statement (other than Ryan Shea and Muneeb Ali), and approximately 11,490,972 tokens are reserved for potential future bonus or compensation awards to employees. Employees of Blockstack PBC used their bonuses — on a voluntary basis — to purchase approximately $523,000 of membership interests in Blockstack Employee LLC at fair value. Each unit of membership interest entitles the employee holding such units to one Stacks Token upon liquidation of Blockstack Employee LLC and vesting. The vesting requirements and right to participate in token purchases at those times (during which token sales were not otherwise available to non-employees or Blockstack PBC equity investors) was a method to compensate the employees for their service in the Company.

Delivery of the privately sold tokens described above was made in November 2018, upon the introduction of the genesis block in a hard fork to the Blockstack network. These Stacks Tokens will also be subject to a time lock, as described in the section of this offering circular captioned "*Business—Development of the Business—Token Sales*." The tokens sold in these offerings were "restricted securities" for purposes of the Securities Act, and were only transferable on the Blockstack network after a one-year holding period lapsed following their sale; these tokens are now usable without restriction on the Blockstack network and freely tradeable under the federal securities laws of the United States for non-commercial purposes by non-affiliates pursuant to Rule 144 under the Securities Act, to the extent the released from their time lock. Holders of Stacks Tokens that wish to transfer these Stacks Tokens will be required to make their own determination as to whether such transfer is in compliance with state and federal securities laws.

ANNEX 7

Introduction of the Stacks Blockchain

Blockstack's ability to reach the second milestone and financially support the development of the Blockstack network will also depend on its ability to introduce and use the Stacks Token and Stacks blockchain, including its native mining functions, as described in the section of this offering circular titled "*The Blockstack network—The Stacks Blockchain.*" For example, Blockstack expects to issue Stacks Tokens to employees, application developers, and community members as incentives and may, potentially, finance additional operations with future sales of Stacks Tokens. This, in turn, will depend on a number of factors, including the Company's ability to qualify an offering of Stacks Tokens under Regulation A, to retain key technology employees, adequately develop its intellectual property, and to make significant investments of time and resources in research and development for these purposes.

Acceptance of Blockchain Technologies in General

We also believe that Blockstack's ability to financially support the development of the Blockstack network will also depend on the general acceptance of cryptocurrency and blockchain technology. The blockchain technology used in cryptocurrencies, which is sometimes referred to as "distributed ledger technology," is a relatively new, untested and evolving technology, and although this industry has experienced significant growth in recent years, it is possible that this development and general acceptance and usage will slow or stop. In addition, regulation of blockchain technology and cryptoassets like the Stacks Tokens involves uncertainty as to how existing law will apply; is likely to rapidly evolve as government agencies take greater interest; and varies significantly among international, federal, state and local jurisdictions. Lack of acceptance of cryptocurrency in general could generally adversely affect Blockstack's ability to finance the development of the Blockstack network, by impeding efforts to attract new users and reducing the value of Stacks Tokens we use to incentivize application developers, employees and community members.

Historical discussion of the valuation of the Stacks Tokens

Over the course of its development, the Stacks Token has been subject to several third-party estimates of its valuation. However, we note that no settled methodology currently exists to value cryptocurrencies for blockchains that remain under development. Furthermore, there has never been an active trading market for the Stacks Tokens. As a result, we do not represent that any of the below estimates to be based on the opinion of experts, or indicative of the market price of the Stacks Token at such time as a secondary trading market does develop, if ever.

2017 Foresight Valuation

In September 2017, Blockstack received an independent valuation from Foresight Valuation Group, LLC, which valued the token at $0.00012. This valuation was conducted prior to any significant development work on the Stacks Token had begun and prior to any sale to the public. Because there was no market price for the token at the time, Foresight used another traditional method for valuing software called the cost approach, which is based on the expected costs of development of the software underlying the token.

2017/2018 Token Sales

As discussed above, between November 2017 and February 2018, Stacks Tokens were sold in one of our private placements to accredited investors at a price of $0.12 per token. This was a market-based price that reflected the views of potential and actual purchasers. However, the price did reflect certain investor protections—in other words, the fact that 80 percent of the funds were contingent upon achievement of either one or two milestones, as described above under "—*Reaching Milestones*." These milestones arguably lessened the usefulness of the sales as indicators of the then-current value of the Stacks Tokens, because for the $0.12 price per token purchasers not only received the right to the future delivery of Stacks Tokens, but also the right to be refunded a significant portion of their investment if the development of the Stacks Token was not successfully completed.

2018 Foresight Valuation

In September 2018, prior to the successful development of the Stacks Token, Foresight Valuation Group provided an updated valuation of the Stacks Token, valuing the token without any contingencies that would allow for the refund of money in the event that the development of the Stacks Token was not successful. Foresight used a market-based valuation approach in starting with the $0.12 price from the private placement described above. Recognizing, however, the contingent aspect of 80% of the funds paid for the Stacks Tokens in the private placement, the fact that the milestones upon which those funds were subject had not yet been achieved, and also factoring in risks arising from the underlying software still being under development, Foresight applied an approximately 89% discount to the $0.12 market price to arrive at a valuation of $0.013 per token.

Regulation A Offering

In determining the current price in the general offering, Blockstack has relied on unsolicited preliminary oral indications of interest from its existing investor base received in compliance with Rule 255 under the Securities Act as well as advice received from a consultant. As noted on the cover page to this offering circular, Blockstack does intend to seek additional input on this price by seeking pre-qualification indications of interest from potential investors pursuant to Rule 255 under the Securities Act. The offering price of the Stacks Token, however, bears no relationship to Blockstack's book or asset values or likelihood of repayment or to any other established criteria for valuing securities. This price may not be indicative of the market price of the Stacks Token at such time as a secondary trading market does develop, if ever, or the proceeds that you would receive upon a commercial sale of the Stacks Tokens; the offering price may be significantly more than either such price.

Concurrent Regulation S Offering

The $0.25 per token price to be used in the concurrent Regulation S offering represents a discount from the $0.30 price in the general offering reflecting the restricted nature of the tokens sold in that offering and their delayed delivery.

Components of Results of Operations

Revenue

Blockstack recognizes certain proceeds of Stacks Token sales as revenue from contracts with customers pursuant to Accounting Standards Codification (ASC) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). Blockstack's revenue, therefore, consists primarily of revenue recognized in connection with the sale of rights to receive Stacks Tokens. See the section titled "—*Critical Accounting Policies and Estimates—Revenue Recognition*" below for details. As a result, Blockstack's revenue can vary significantly based on the number of Stacks Tokens we sell. Blockstack believes that there will be additional demand for Stacks Tokens in the future, as the number of application developers and users on the Blockstack network increases, and Blockstack anticipates revenue from Stacks Token sales will continue to generate the majority of its revenue for the foreseeable future. In addition, because Blockstack does not recognize as revenue any proceeds from the sale of Stacks Tokens subject to the achievement of future milestones, it is possible that it will recognize revenue in the future from prior Stacks Token sales

upon the satisfaction of the second milestone. See the section of the offering circular captioned "*Business—Development of the Business—Token Sales*" and "*—Critical Accounting Policies and Estimates—Revenue Recognition*" below for details. Blockstack does not expect to generate significant revenue from any additional sources in the near future.

ANNEX 8

DILUTION

The following table summarizes the differences between the total consideration and the weighted-average price per token paid by, on the one hand, officers, directors, promoters and affiliates of Blockstack who have acquired Stacks Tokens prior to the date of this offering circular and, on the other hand, investors participating in this offering, before deducting estimated offering expenses, assuming that the maximum gross cash proceeds from the offering of $28 million are raised and that the number of tokens presented on the cover are sold:

	Tokens Purchased	Total Consideration	Weighted-Average Price Per Token
Existing tokenholders before this offering	315,564,774	$ 2,036,146(1)	$ 0.0065
Investors participating in this offering		50,000,000(2)	
Voucher Holders	78,333,333	9,400,000	0.1200
Public Sale	62,000,000	18,600,000	0.3000
App Mining Program	40,000,000	12,000,000	0.3000
Total investors participating in this offering	180,333,333	40,000,000	0.2218

(1) Includes 36,300,000 Stacks Tokens sold to our affiliate Blockstack Employee LLC in September 2017, 228,555,453 Stacks Tokens sold to affiliates out of the 287,135,373 Stacks Tokens sold for $0.00012 per token in October 2017, 12,500,000 Stacks Tokens sold to affiliates for $0.12 per token pursuant to SAFT sales in January 2018 out of the 176,445,892 Stacks Tokens sold pursuant to SAFT sales, and 38,209,321 Stacks Tokens sold to our affiliate Blockstack Employee LLC for $0.01320 per token in October 2018. For further discussion of the various prices at which Stacks Tokens have been sold, please see the section of this offering circular captioned "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Development of the Blockstack Network—Historical Valuations of the Stacks Tokens.*" Does not include the $1 million in tokens Union Square Ventures, one of our existing tokenholders, has indicated an intent to purchase in this offering through one or more affiliates at the general offering price, on the same terms as the other purchasers in the general offering. See the footnotes to the beneficial ownership table in the section captioned "*Principal Stockholders*" for more details.

(2) Assumes the maximum sale of 62,000,000 Stacks Tokens to the general public at a price of $0.30 per token, the sale of 78,333,333 Stacks Tokens through the voucher program at a price of $0.12 per token, and the sale of 40,000,000 Stacks Tokens through the App Mining program for non-cash consideration worth $0.30 per token.